FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THIRD QUARTER ENDED DECEMBER 31, 2006

On February 2, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan on which its securities are traded information as to the registrant’s financial condition and results of operations for the third quarter ended December 31, 2006. Attached is a copy of a press release dated February 2, 2007 pertaining to the financial condition and results of operations of the registrant, as well as forecasts for the operations of the registrant for the remainder of the fiscal year ending March 31, 2007. The consolidated financial information of the registrant included in the press release was prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation included in the press release were prepared on the basis of accounting principles generally accepted in Japan. The financial information for the third quarter ended December 31, 2006 in the attached press release is unaudited.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2007 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s earnings projections are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from these forecasts, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from the projected earnings.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name:	Shigehito Katsuki
Title:	General Manager
Investor Relations Office Department IV

Date: February 2, 2007

Outline of Consolidated Financial Results	February 2, 2007
For the Nine Months Ended December 31, 2006	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

    (URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL(03)5205-5581

1. Notes Related to the Preparation of the Quarterly Consolidated Financial Statements

(1)	Adoption of simplified accounting method: Yes
Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.
(2)	Change in accounting method from the most recent fiscal year: No
(3)	Change in number of consolidated subsidiaries and affiliated companies accounted for under the equity method: Yes

Number of consolidated subsidiaries added:	25	Number of consolidated subsidiaries removed:	44
Number of companies accounted for under the equity method added:	6	Number of companies accounted for under the equity method removed:	9

2. Consolidated Financial Results for the Nine Months Ended December 31, 2006 (April 1, 2006 – December 31, 2006)

Amounts are rounded off to nearest million yen throughout this report.

(1) Consolidated Results of Operations	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income (Loss) before Income Taxes
Nine months ended December 31, 2006	7,930,147	0.2%	966,738	(5.0)%	968,549	(14.1)%
Nine months ended December 31, 2005	7,915,531	(0.9)%	1,017,084	(10.1)%	1,127,864	(31.1)%
Year ended March 31, 2006	10,741,136		1,190,700		1,305,863

	Net Income (Loss)		Earnings (Loss) per Share		Diluted Earnings per Share
Nine months ended December 31, 2006	410,138	(14.2)%	29,674.77	(yen)	—	(yen)
Nine months ended December 31, 2005	477,766	(31.6)%	33,003.04	(yen)	—	(yen)
Year ended March 31, 2006	498,685		34,836.42	(yen)	—	(yen)

Notes:	1. Percentages above represent changes from the corresponding previous period.

2. Weighted average number of shares outstanding (consolidated):

For the nine months ended December 31, 2006:	13,821,102 shares
For the nine months ended December 31, 2005:	14,476,423 shares
For the year ended March 31, 2006:	14,315,049 shares

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
December 31, 2006	18,272,445	7,085,504	38.8%	512,701.88	(yen)
December 31, 2005	18,837,271	6,712,238	35.6%	485,616.19	(yen)
March 31, 2006	18,886,195	6,779,526	35.9%	490,493.28	(yen)

Note:    Number of shares outstanding at end of period (consolidated):

December 31, 2006:	13,819,930 shares
December 31, 2005:	13,822,105 shares
March 31, 2006:	13,821,853 shares

(3) Consolidated Cash Flows	(Millions of yen)

	Cash flows from Operating Activities	Cash flows from Investing Activities	Cash flows from Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2006	1,385,872	(1,572,188)	(606,022)	619,572
Nine months ended December 31, 2005	2,052,301	(1,718,874)	(692,491)	1,026,856
Year ended March 31, 2006	3,242,896	(2,077,262)	(1,139,903)	1,410,837

3. Consolidated Financial Results Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2007	10,800,000	1,175,000	500,000

(Reference) Expected Earnings per Share (Year ending March 31, 2007): 36,179.63 yen

Note:	Forecasts for the fiscal year ending March 31, 2007 have not been changed from those announced on May 12, 2006. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 18.

*	Consolidated financial statements are unaudited.

1. Consolidated Balance Sheets

(Millions of yen)
	March 31, 2006	December 31, 2006	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	1,410,837	619,572	(791,265)
Short-term investments	55,957	110,640	54,683
Notes and accounts receivable, trade	1,792,948	2,052,376	259,428
Allowance for doubtful accounts	(32,011)	(29,476)	2,535
Inventories	391,603	401,503	9,900
Prepaid expenses and other current assets	351,523	452,262	100,739
Deferred income taxes	283,431	251,536	(31,895)
Total current assets	4,254,288	3,858,413	(395,875)
Property, plant and equipment:
Telecommunications equipment	14,333,400	14,586,476	253,076
Telecommunications service lines	13,137,613	13,358,611	220,998
Buildings and structures	5,688,344	5,734,369	46,025
Machinery, vessels and tools	1,889,322	1,907,464	18,142
Land	864,518	877,928	13,410
Construction in progress	290,361	296,439	6,078
Accumulated depreciation	(25,767,653)	(26,322,854)	(555,201)
Total property, plant and equipment	10,435,905	10,438,433	2,258
Investments and other assets:
Investments in affiliated companies	280,533	295,064	14,531
Marketable securities and other investments	601,701	513,581	(88,120)
Goodwill, net	346,919	385,203	38,284
Other intangibles, net	1,323,695	1,318,123	(5,572)
Other assets	695,010	647,612	(47,398)
Deferred income taxes	948,144	816,016	(132,128)
Total investments and other assets	4,196,002	3,975,599	(220,403)

TOTAL ASSETS	18,886,195	18,272,445	(613,750)

	(Millions of yen)
	March 31, 2006	December 31, 2006	Increase (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	480,406	394,656	(85,750)
Current portion of long-term debt	794,438	791,030	(3,408)
Accounts payable, trade	1,524,746	1,250,832	(273,914)
Accrued payroll	486,234	328,410	(157,824)
Accrued interest	17,395	16,771	(624)
Accrued taxes on income	215,459	55,047	(160,412)
Accrued consumption tax	26,656	46,517	19,861
Advances received	62,486	59,231	(3,255)
Other	364,809	325,633	(39,176)
Total current liabilities	3,972,629	3,268,127	(704,502)
Long-term liabilities:
Long-term debt	3,916,087	3,749,767	(166,320)
Obligations under capital leases	127,780	115,529	(12,251)
Liability for employees’ retirement benefits	1,684,741	1,670,617	(14,124)
Other	552,281	534,692	(17,589)
Total long-term liabilities	6,280,889	6,070,605	(210,284)

Minority interest in consolidated subsidiaries	1,853,151	1,848,209	(4,942)

Shareholders’ equity:
Common stock	937,950	937,950	—
Additional paid-in capital	2,843,108	2,844,060	952
Retained earnings	3,747,265	4,060,652	313,387
Accumulated other comprehensive income (loss)	158,291	152,058	(6,233)
Treasury stock, at cost	(907,088)	(909,216)	(2,128)
Total shareholders’ equity	6,779,526	7,085,504	305,978

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,886,195	18,272,445	(613,750)

2. Consolidated Statements of Income

	(Millions of yen)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
Operating revenues:
Fixed voice related services	2,549,028	2,350,107	(198,921)	3,382,720
Mobile voice related services	2,365,571	2,291,555	(74,016)	3,125,780
IP/packet communications services	1,440,260	1,653,922	213,662	1,953,251
Sales of telecommunications equipment	443,059	427,492	(15,567)	592,220
System integration	620,989	719,749	98,760	976,582
Other	496,624	487,322	(9,302)	710,583
Total operating revenues	7,915,531	7,930,147	14,616	10,741,136
Operating expenses:
Cost of services (exclusive of items shown separately below)	1,642,990	1,674,203	31,213	2,297,264
Cost of equipment sold (exclusive of items shown separately below)	922,252	973,437	51,185	1,236,482
Cost of system integration (exclusive of items shown separately below)	381,831	460,832	79,001	629,690
Depreciation and amortization	1,551,929	1,550,394	(1,535)	2,110,920
Impairment loss	3,746	1,271	(2,475)	6,136
Selling, general and administrative expenses	2,395,699	2,299,447	(96,252)	3,269,944
Write-down of goodwill and other intangible assets	—	3,825	3,825	—
Total operating expenses	6,898,447	6,963,409	64,962	9,550,436
Operating income	1,017,084	966,738	(50,346)	1,190,700
Other income (expenses):
Interest and amortization of bond discounts and issue costs	(58,559)	(53,975)	4,584	(75,782)
Interest income	23,569	18,914	(4,655)	28,842
Gains on sales of investments in affiliated company	61,962	80	(61,882)	61,962
Gains on sales of marketable securities and other investments	46,257	1,480	(44,777)	47,770
Other, net	37,551	35,312	(2,239)	52,371
Total other income and expenses	110,780	1,811	(108,969)	115,163
Income (loss) before income taxes	1,127,864	968,549	(159,315)	1,305,863
Income tax expense (benefit)	426,859	395,460	(31,399)	542,207
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	701,005	573,089	(127,916)	763,656
Minority interest in consolidated subsidiaries	203,444	169,013	(34,431)	246,396
Equity in earnings (losses) of affiliated companies	(19,795)	6,062	25,857	(18,575)
Net income (loss)	477,766	410,138	(67,628)	498,685

3. Consolidated Statements of Shareholders’ Equity

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
Common stock:
At beginning of period	937,950	937,950	—	937,950
At end of period	937,950	937,950	—	937,950
Additional paid-in capital:
At beginning of period	2,799,828	2,843,108	43,280	2,799,828
Increase in interest of investee	43,280	—	(43,280)	43,280
Other	—	952	952	—
At end of period	2,843,108	2,844,060	952	2,843,108
Retained earnings:
At beginning of period	3,334,866	3,747,265	412,399	3,334,866
Cash dividends	(86,286)	(96,751)	(10,465)	(86,286)
Net income (loss)	477,766	410,138	(67,628)	498,685
At end of period	3,726,346	4,060,652	334,306	3,747,265
Accumulated other comprehensive income (loss):
At beginning of period	63,066	158,291	95,225	63,066
Other comprehensive income (loss)	48,722	(6,233)	(54,955)	95,225
At end of period	111,788	152,058	40,270	158,291
Treasury stock, at cost
At beginning of period	(367,107)	(907,088)	(539,981)	(367,107)
Net change in treasury stock	(539,847)	(2,128)	537,719	(539,981)
At end of period	(906,954)	(909,216)	(2,262)	(907,088)
Shareholders’ equity at end of period	6,712,238	7,085,504	373,266	6,779,526

Summary of total comprehensive income (loss):
Net income (loss)	477,766	410,138	(67,628)	498,685
Other comprehensive income (loss)	48,722	(6,233)	(54,955)	95,225
Comprehensive income (loss)	526,488	403,905	(122,583)	593,910

4. Consolidated Statements of Cash Flows

(Millions of yen)

		Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
I	Cash flows from operating activities:
	Net income (loss)	477,766	410,138	(67,628)	498,685
	Adjustments to reconcile net income (loss) to net cash provided by operating activities-

	Depreciation and amortization	1,551,929	1,550,394	(1,535)	2,110,920
	Impairment loss	3,746	1,271	(2,475)	6,136
	Minority interest in consolidated subsidiaries	203,444	169,013	(34,431)	246,396
	Write-down of goodwill and other intangible assets	—	3,825	3,825	—
	Loss on disposal of property, plant and equipment	84,721	98,612	13,891	140,990
	Gains on sales of investments in affiliated company	(61,962)	(80)	61,882	(61,962)
	Gains on sales of marketable securities and other investments	(46,257)	(1,480)	44,777	(47,770)
	Equity in (earnings) losses of affiliated companies	19,795	(6,062)	(25,857)	18,575
	(Increase) decrease in notes and accounts receivable, trade	(202,865)	(247,201)	(44,336)	56,589
	(Increase) decrease in inventories	(42,460)	(8,519)	33,941	(106,228)
	(Increase) decrease in other current assets	(10,592)	(96,717)	(86,125)	103,014
	Increase (decrease) in accounts payable, trade and accrued payroll	(240,846)	(329,730)	(88,884)	33,174
	Increase (decrease) in accrued consumption tax	28,011	19,399	(8,612)	10,435
	Increase (decrease) in accrued interest	669	(707)	(1,376)	(1,104)
	Increase (decrease) in advances received	(9,906)	(2,869)	7,037	(5,442)
	Increase (decrease) in accrued taxes on income	21,721	(160,822)	(182,543)	99,875
	Increase (decrease) in other current liabilities	41,003	(25,701)	(66,704)	77,618
	Increase (decrease) in liability for employees’ retirement benefits, net of deferred pension costs	7,227	37,052	29,825	(105,616)
	Increase (decrease) in other long-term liabilities	(12,308)	(16,144)	(3,836)	24,719
	Other	239,465	(7,800)	(247,265)	143,892

	Net cash provided by operating activities	2,052,301	1,385,872	(666,429)	3,242,896

II	Cash flows from investing activities:
	Payments for property, plant and equipment	(1,419,669)	(1,276,805)	142,864	(1,696,348)
	Proceeds from sale of property, plant and equipment	23,145	23,510	365	46,877
	Payments for purchase of non-current investments	(240,376)	(38,716)	201,660	(273,202)
	Proceeds from sale and redemption of non-current investments	54,230	66,533	12,303	58,565
	Payments for purchase of short-term investments	(251,854)	(6,045)	245,809	(253,144)
	Proceeds from redemption of short-term investments	366,740	2,773	(363,967)	503,334
	Acquisition of intangible and other assets	(251,090)	(343,438)	(92,348)	(463,344)

	Net cash used in investing activities	(1,718,874)	(1,572,188)	146,686	(2,077,262)

III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	318,398	380,928	62,530	412,608
	Payments for settlement of long-term debt	(375,037)	(563,510)	(188,473)	(799,749)
	Dividends paid	(86,286)	(96,751)	(10,465)	(86,286)
	Proceeds from sale of (payments for acquisition of) treasury stock, net	(539,847)	(1,176)	538,671	(539,981)
	Payments for acquisition of subisidiary stocks from minority shareholders	(30,321)	(140,022)	(109,701)	(46,321)
	Net increase (decrease) in short-term borrowings and other	20,602	(185,491)	(206,093)	(80,174)

	Net cash provided by (used in) financing activities	(692,491)	(606,022)	86,469	(1,139,903)
IV	Effect of exchange rate changes on cash and cash equivalents	3,961	1,073	(2,888)	3,147

V	Net increase (decrease) in cash and cash equivalents	(355,103)	(791,265)	(436,162)	28,878
VI	Cash and cash equivalents at beginning of period	1,381,959	1,410,837	28,878	1,381,959
VII	Cash and cash equivalents at end of period	1,026,856	619,572	(407,284)	1,410,837

[Notes]

Significant Matters Pertaining to the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Accounting Principles Board (“APB”) Opinions, Statements of Financial Accounting Standards, etc).

1. Application of New Accounting Standard

Inventory Costs

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs - an amendment of Accounting Research Bulletin No. 43 (“ARB 43”), Chapter 4.” SFAS 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43, Chapter 4 previously stated that such costs might be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 did not have an impact on the results of operations or financial position of NTT Group.

Share-Based Payment

Effective April 1, 2006, NTT Group adopted a revision of Statement of Financial Accounting Standards No. 123 (“SFAS 123R”), “Share-Based Payment,” which eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method. The adoption of SFAS 123R did not have a material impact on the results of operations or financial position of NTT Group.

Accounting for Real Estate Time-Sharing Transactions

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 152 (“SFAS 152”), “Accounting for Real Estate Time-Sharing Transactions - an amendment of FASB Statements No. 66 and 67.” The statement amends Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions provided in AICPA Statement of Position 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This Statement also amends Statement of Financial Accounting Standards No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The adoption of SFAS 152 did not have an impact on the results of operations or financial position of NTT Group.

Exchanges of Non-Monetary Assets

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 153, ("SFAS 153"), “Exchanges of Non-Monetary Assets - an Amendment of APB Opinion No. 29.” The amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS 153 did not have a material impact on the results of operations or financial position of NTT Group.

Accounting Changes and Error Corrections

Effective April 1, 2006, NTT Group adopted Statement of Financial Accounting Standards No. 154 (“SFAS 154”), “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB statement No. 3.” SFAS 154 replaces APB Opinion No. 20 (“APB 20”), “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. The adoption of SFAS No. 154 did not have any impact on the results of operations and financial position of NTT Group. NTT Group will continue to apply the requirements of SFAS No. 154 to any future accounting changes and error corrections.

2. Change of Revenue Recognition for “Nikagetsu Kurikoshi”

Revenues arising from fixed voice related services, mobile voice related services, IP/packet communications services and other services are recognized at the time these services are provided to customers. With regard to revenues from mobile voice related services and IP/packet communications services, monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amounts of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, NTT Group introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. In addition, NTT Group introduced an arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with between two and ten subscriptions. Until the year ended March 31, 2006, NTT Group had deferred revenues based on the portion of all unused allowances at the end of the period. The deferred revenues had been recognized as revenues as subscribers make calls or utilize data connections, similar to the way airtime revenues are recognized, or as the allowance expires. As NTT Group developed sufficient empirical evidence to reasonably estimate the portion of allowance that will be forfeited as unused, effective April 1, 2006, NTT Group started to recognize the revenue attributable to such forfeited allowances ratably as the remaining allowances are utilized, in addition to the revenue recognized when subscribers make calls or utilize data connections. The effect of this accounting change was not material for NTT Group’s financial position or result of operations.

5. Business Segments

(Consolidated)

1. Sales and operating revenues

	(Millions of yen)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
Regional communications business
Customers	2,803,892	2,707,600	(96,292)	3,792,837
Intersegment	483,532	469,356	(14,176)	658,562

Total	3,287,424	3,176,956	(110,468)	4,451,399

Long-distance and international communications business
Customers	822,519	848,477	25,958	1,128,142
Intersegment	90,625	84,628	(5,997)	125,513

Total	913,144	933,105	19,961	1,253,655

Mobile communications business
Customers	3,542,858	3,553,944	11,086	4,711,872
Intersegment	39,390	43,076	3,686	54,000

Total	3,582,248	3,597,020	14,772	4,765,872

Data communications business
Customers	503,670	590,258	86,588	770,551
Intersegment	80,478	92,452	11,974	116,722

Total	584,148	682,710	98,562	887,273

Other
Customers	242,592	229,868	(12,724)	337,734
Intersegment	672,545	624,159	(48,386)	936,700

Total	915,137	854,027	(61,110)	1,274,434

Elimination of intersegment	(1,366,570)	(1,313,671)	52,899	(1,891,497)

Consolidated total	7,915,531	7,930,147	14,616	10,741,136

2. Segment profit or loss

	(Millions of yen)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
Operating income
Regional communications business	169,543	104,263	(65,280)	172,627
Long distance and international communications business	56,917	56,735	(182)	59,350
Mobile communications business	693,480	676,912	(16,568)	832,639
Data communications business	23,919	58,350	34,431	40,495
Other	61,305	58,677	(2,628)	74,152

Total	1,005,164	954,937	(50,227)	1,179,263

Elimination of intersegment	11,920	11,801	(119)	11,437

Consolidated total	1,017,084	966,738	(50,346)	1,190,700

Note:	In the nine months ended December 31, 2006, Plala Networks Inc. was changed from the regional communications business segment to the long distance and international communications business segment, and NTT Resonant Inc. and other 1 company were changed from the other business segment to the long distance and international communications business segment. Accordingly, a part of the prior year amounts has been restated.

Outline of Non-consolidated Financial Results	February 2, 2007
For the Nine Months Ended December 31, 2006	[Japanese GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo

Address of principal executive office: Tokyo, Japan

(URL http://www.ntt.co.jp/ir/)

Representative: Norio Wada, President

Contact: Shigehito Katsuki, Head of IR, Department 4/ TEL (03) 5205-5581

1. Notes Related to the Preparation of the Quarterly Non-consolidated Financial Statements

(1)	Adoption of simplified accounting method: Yes
Income taxes are calculated using an estimated annual income tax rate based on the statutory tax rate.
(2)	Change in accounting method from the most recent fiscal year: No

2. Non-consolidated Financial Results for the Nine Months Ended December 31, 2006 (April 1, 2006 - December 31, 2006)

Amounts are rounded off per 1 million yen throughout this report.

(1) Non-consolidated Results of Operations	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Recurring Profit
Nine months ended December 31, 2006	318,436	9.1%	210,244	19.0%	215,353	18.2%
Nine months ended December 31, 2005	291,777	5.7%	176,607	10.4%	182,261	9.9%
Year ended March 31, 2006	339,384		168,745		171,914

	Net Income		Earnings per Share
Nine months ended December 31, 2006	208,377	(48.2)%	15,076.75	(yen)
Nine months ended December 31, 2005	401,945	(13.4)%	27,765.55	(yen)
Year ended March 31, 2006	394,033		27,520.99	(yen)

Notes:	1. Percentages above represent changes from the corresponding previous period.

2. Weighted average number of shares outstanding (non-consolidated):

For the nine months ended December 31, 2006:	13,821,102 shares
For the nine months ended December 31, 2005:	14,476,423 shares
For the year ended March 31, 2006:	14,315,049 shares

(2) Non-consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
December 31, 2006	8,136,034	5,055,814	62.1%	365,835.03	(yen)
December 31, 2005	8,290,560	4,952,947	59.7%	358,335.24	(yen)
March 31, 2006	8,188,819	4,946,485	60.4%	357,869.26	(yen)

Note: Number of shares outstanding at end of period (non-consolidated):

December 31, 2006:	13,819,930 shares
December 31, 2005:	13,822,105 shares
March 31, 2006:	13,821,853 shares

3. Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

(Millions of yen)

	Operating Revenues	Recurring Profit	Net Income
Year ending March 31, 2007	362,000	201,000	200,000

(Reference) Expected Earnings per Share (Year ending March 31, 2007):    14,471.85 yen

Note:	Forecasts for the fiscal year ending March 31, 2007 have never been changed from those announced on November 10, 2006. With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 18.

*	Non-consolidated financial statements are unaudited.

1. Non-Consolidated Comparative Balance Sheets

	(Millions of yen)
	March 31, 2006	December 31, 2006	Increase (Decrease)
ASSETS
Current assets:
Cash and bank deposits	10,366	24,320	13,954
Accounts receivable, trade	3,034	510	(2,523)
Supplies	236	209	(26)
Short-term loans receivable	411,010	451,540	40,530
Subsidiary deposits	—	106,000	106,000
Other current assets	135,228	69,043	(66,184)
Total current assets	559,875	651,625	91,749

Fixed assets:
Property, plant and equipment	206,464	205,120	(1,344)
Intangible fixed assets	25,887	40,885	14,998
Investments and other assets
Investment securities	4,824,816	4,823,087	(1,728)
Long-term loans receivable	2,524,042	2,367,640	(156,402)
Other investments and assets	46,980	47,674	694
Total investments and other assets	7,395,840	7,238,403	(157,436)
Total fixed assets	7,628,192	7,484,409	(143,782)
Deferred assets	751	—	(751)

TOTAL ASSETS	8,188,819	8,136,034	(52,784)

	(Millions of yen)
	March 31, 2006	December 31, 2006	Increase (Decrease)
LIABILITIES

Current liabilities:
Accounts payable, trade	655	376	(278)
Current portion of corporate bonds	227,112	230,512	3,400
Current portion of long-term borrowings	154,784	224,005	69,221
Accrued taxes on income	2,316	973	(1,343)
Deposit received from subsidiaries	—	109,563	109,563
Other current liabilities	227,080	53,075	(174,004)
Total current liabilities	611,949	618,507	6,558

Long-term liabilities:
Corporate bonds	1,581,900	1,540,730	(41,169)
Long-term borrowings	1,019,772	889,751	(130,021)
Liability for employees’ retirement benefits	28,325	30,474	2,149
Other long-term liabilities	386	756	369
Total long-term liabilities	2,630,385	2,461,712	(168,672)

TOTAL LIABILITIES	3,242,334	3,080,220	(162,113)

SHAREHOLDERS’ EQUITY

Common stock	937,950	—	—

Capital surplus
Additional paid-in capital	2,672,826	—	—
Total capital surplus	2,672,826	—	—

Earned surplus
Legal reserve	135,333	—	—
Voluntary reserve
Reserve for special depreciation	530	—	—
Other reserve	1,131,000	—	—
Unappropriated retained earnings for the period	961,027	—	—
Total earned surplus	2,227,890	—	—

Net unrealized gains (losses) on securities	14,905	—	—
Treasury stock	(907,087)	—	—

TOTAL SHAREHOLDERS’ EQUITY	4,946,485	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,188,819	—	—

	(Millions of yen)
	March 31, 2006	December 31, 2006	Increase (Decrease)
NET ASSETS

Shareholders’ equity

Common stock	—	937,950	—

Capital surplus
Additional paid-in capital	—	2,672,826	—
Other capital surplus	—	952	—
Total capital surplus	—	2,673,778	—

Earned surplus
Legal reserve	—	135,333	—
Other earned surplus	—	2,204,115	—
Reserve for special depreciation	—	81	—
Other reserve	—	1,131,000	—
Accumulated earned surplus	—	1,073,033	—
Total earned surplus	—	2,339,448	—

Treasury stock	—	(909,216)	—
Total shareholders’ equity	—	5,041,960	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	13,853	—
Total unrealized gains (losses), translation adjustments, and others	—	13,853	—

TOTAL NET ASSETS	—	5,055,814	—

TOTAL LIABILITIES AND NET ASSETS	—	8,136,034	—

2. Non-Consolidated Comparative Statements of Income

	(Millions of yen)
	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
Operating revenues	291,777	318,436	26,659	339,384
Operating expenses	115,170	108,191	(6,978)	170,639
Operating income	176,607	210,244	33,637	168,745

Non-operating revenues:	47,928	46,100	(1,828)	64,725
Interest income	35,857	35,377	(479)	48,080
Lease and rental income	9,109	8,653	(455)	12,106
Miscellaneous income	2,961	2,069	(892)	4,537
Non-operating expenses:	42,274	40,991	(1,282)	61,555
Interest expenses	13,333	13,930	596	17,826
Corporate bond interest expenses	23,055	21,853	(1,202)	31,012
Lease and rental expenses	4,158	4,012	(145)	5,623
Miscellaneous expenses	1,726	1,195	(531)	7,093
Recurring profit	182,261	215,353	33,092	171,914

Special profits	250,666	—	(250,666)	250,666

Income before income taxes	432,927	215,353	(217,574)	422,581
Corporation, inhabitant, and enterprise taxes	30,981	6,976	(24,005)	20,853
Deferred tax expenses (benefits)	—	—	—	7,694

Net income	401,945	208,377	(193,568)	394,033

Unappropriated retained earnings brought forward	608,461	—	—	608,461
Interim dividends	41,467	—	—	41,467
Unappropriated retained earnings for the period	968,939	—	—	961,027

(Reference) Major components of operating revenues
Dividends received	169,025	198,608	29,583	169,025
Revenues from Group management	15,211	14,786	(424)	20,281
Revenues from basic R&D	95,158	91,586	(3,571)	126,877

3. Non-Consolidated Statements of Changes in Shareholders' Equity and Other Net Assets

Nine months ended December 31, 2006	(Millions of yen)

	Shareholders' equity											Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus			Earned surplus					Treasury stock	Total shareholders' equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other earned surplus			Total earned surplus
						Reserve for special depreciation	Other reserve	Accumulated earned surplus
March 31, 2006	937,950	2,672,826	—	2,672,826	135,333	530	1,131,000	961,027	2,227,890	(907,087)	4,931,579	14,905	14,905	4,946,485

Net change in nine-month period
Return of reserve for special depreciation to retained earnings*						(448)		448	—		—			—
Cash dividends*								(41,465)	(41,465)		(41,465)			(41,465)
Bonuses paid to directors and corporate auditors*								(69)	(69)		(69)			(69)
Cash dividends (Interim dividends)								(55,285)	(55,285)		(55,285)			(55,285)
Net income								208,377	208,377		208,377			208,377
Payments to acquire treasury stock										(5,452)	(5,452)			(5,452)
Resale of treasury stock			952	952						3,324	4,276			4,276
Others, net												(1,052)	(1,052)	(1,052)

Total net change in nine-month period	—	—	952	952	—	(448)	—	112,005	111,557	(2,128)	110,381	(1,052)	(1,052)	109,329

December 31, 2006	937,950	2,672,826	952	2,673,778	135,333	81	1,131,000	1,073,033	2,339,448	(909,216)	5,041,960	13,853	13,853	5,055,814

(*)	Items approved in the shareholders' meeting held in June 2006

4. Non-Consolidated Comparative Statements of Cash Flows

		(Millions of yen)
		Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
I	Cash flows from operating activities:

	Income before income taxes	432,927	215,353	(217,574)	422,581
	Depreciation and amortization	22,075	23,600	1,524	28,983
	Loss on disposal of property, plant and equipment	445	408	(36)	555
	Dividends received	(169,025)	(198,608)	(29,583)	(169,025)
	Gains on sales of investments in affiliated companies	(250,666)	(76)	250,590	(250,666)
	Increase (decrease) in liability for employees’ retirement benefits	690	2,149	1,459	(974)
	(Increase) decrease in accounts receivable	42,224	62,632	20,408	(18,304)
	Increase (decrease) in accounts payable and accrued expenses	(67,844)	(78,706)	(10,861)	10,275
	Increase (decrease) in accrued consumption tax	966	124	(842)	201
	Increase (decrease) in deposit received from subsidiaries	—	109,563	109,563	—
	Other	(5,787)	(4,432)	1,355	2,889

	Sub-total	6,005	132,008	126,003	26,516
	Interest and dividends received	204,738	235,515	30,776	216,872
	Interest paid	(35,785)	(36,761)	(975)	(48,524)
	Income taxes received (paid)	(57,464)	(6,170)	51,294	(57,441)

	Net cash provided by (used in) operating activities	117,493	324,592	207,099	137,422
II	Cash flows from investing activities:
	Payments for property, plant and equipment	(18,220)	(34,731)	(16,511)	(21,577)
	Proceeds from sale of property, plant and equipment	—	—	—	1,384
	Payments for purchase of investment securities	(229)	(149)	80	(229)
	Proceeds from sale of investment securities	256,107	193	(255,913)	256,208
	Payments for long-term loans	(261,896)	(172,304)	89,591	(311,873)
	Proceeds from long-term loans receivable	229,684	300,098	70,413	427,512
	Other	(14)	22	37	(18)

	Net cash provided by (used in) investing activities	205,431	93,129	(112,301)	351,407
III	Cash flows from financing activities:
	Proceeds from issuance of long-term debt	311,724	172,297	(139,426)	361,651
	Payments for settlement of long-term debt	(221,822)	(270,984)	(49,161)	(419,650)
	Net increase (decrease) in short-term borrowings	109,000	(90,000)	(199,000)	90,000
	Dividends paid	(86,286)	(96,750)	(10,463)	(86,286)
	Proceeds from sale of (payments for acquisition of) treasury stock, net	(539,846)	(1,176)	538,670	(539,980)

	Net cash provided by (used in) financing activities	(427,231)	(286,613)	140,618	(594,266)
IV	Net increase (decrease) in cash and cash equivalents	(104,307)	131,108	235,415	(105,436)
V	Cash and cash equivalents at beginning of period	115,802	10,366	(105,436)	115,802

VI	Cash and cash equivalents at end of period	11,495	141,474	129,979	10,366

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

Financial Results for the Nine Months Ended December 31, 2006 February 2, 2007

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors.  These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.
*     “E” in this material represents that the figure is a plan or projection for operation.
**   “FY” in this material represents one fiscal year which is a 12-month period beginning on April 1 of the year prior to the year indicated and ending on March 31 of the year indicated.
***  “3Q” in this material represents a 9-month period beginning on April 1 of the fiscal year indicated
and ending on December 31 of the fiscal year indicated.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Disclaimer Information

FY2007/3Q Highlights
(Note) Under Section 404 of the Sarbanes-Oxley Act, which applies to the NTT Group from this fiscal year, we have been working to establish and maintain internal control systems to enhance the reliability of financial reporting.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Revenues and Income:
- Operating revenues increased by ¥14.6 billion.
FY2006/3Q: ¥7,915.5 billion  >>>  FY2007/3Q: ¥7,930.1 billion
- Operating income declined by ¥50.3 billion, but achieved 81% of total forecasts for FY2007.
FY2006/3Q: ¥1,017.1 billion  >>>  FY2007/3Q: ¥966.7 billion
Number of Subscribers:
- # of B FLET’S subscribers grew steadily, with a net increase of 1.94 million.
Forecasted net increase for FY2007: 2.70 million
# of subscribers as of Dec. 31, 2006:    5.36 million
- # of FOMA subscribers had a net increase of 8.65 million, and % of
FOMA rose to 62%.
Forecasted net increase for FY2007:  11.34 million
# of subscribers as of Dec. 31, 2006: 32.11 million

Consolidated Financial Results Summary (U. S. GAAP)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
(Billions of yen) Operating Revenues
Operating Expenses
Operating Income
7,915.5
7,930.1
+213.7
System integration revenues,
sales of telecommunications
equipment and other revenues
(272.9)
IP/packet
communications
services revenues
FY2006/3Q
FY2007/3Q
6,898.4
6,963.4
+73.9
Voice related services
revenues
+14.6 (+0.2%)
year-on-year
+58.1
Depreciation expenses
and loss on disposal of
assets
(6.7)
Expenses for purchase of
goods and services and
other expenses
+13.6
Personnel
expenses
+65.0 (+0.9%)
year-on-year
1,017.1 966.7
year-on-year decrease by ¥50.3, (5.0)%

Consolidated and Main Subsidiaries’ Financial Results
Change year-on-year
(% change)
Operating Revenues
FY2007/3Q
14.8
0.4%
97.7
16.3%
11.7
1.4%
(67.4)
(4.5)%
(47.6)
(3.0)%
26.6
9.1%
4,799.0
75.0%
1,000.0
69.7%
1,129.0
74.3%
1,974.0
73.2%
2,042.0
75.0%
362.0
88.0%
3,597.0 697.1 838.3 1,444.8 1,531.2 318.4
10,800.0
73.4%
14.6
0.2%
7,930.1
Operating Expenses
3,989.0
73.2%
920.0
68.8%
1,061.0
73.2%
1,955.0
72.5%
1,982.0
74.3%
166.0
65.2%
31.3
1.1%
62.8
11.0%
7.5
1.0%
(47.3)
(3.2)%
(38.9)
(2.6)%
(6.9)
(6.1)%
2,920.1 633.2 776.2 1,418.3 1,473.2 108.1
65.0
0.9%
9,600.0
72.5%
6,963.4
Operating Income
(16.6)
(2.4)%
34.9
120.8%
4.2
7.3%
(20.0)
(43.1)%
(8.6)
(13.0)%
33.6
19.0%
810.0
83.6%
80.0
79.8%
68.0
91.3%
19.0
139.4%
60.0
96.8%
196.0
107.3%
676.9 63.8 62.0 26.4 58.0 210.2
1,200.0
80.6%
(50.3)
(5.0)%
966.7
Income before
Income Taxes
(130.5)
(16.1)%
34.5
130.1%
2.9
4.7%
(12.1)
(17.7)%
6.0
7.3%
33.0
18.2%
815.0
83.5%
75.0
81.4%
68.0
96.1%
50.0
113.5%
90.0
97.5%
201.0
107.1%
680.7 61.0 65.3 56.7 87.7 215.3
1,175.0
82.4%
(159.3)
(14.1)%
968.5
Net Income
(112.7)
(21.8)%
20.9
129.1%
19.4
121.7%
(5.2)
(11.0)%
12.3
25.2%
(193.5)
(48.2)%
488.0
82.7%
47.0
79.1%
37.0
95.6%
37.0
115.9%
63.0
97.4%
200.0
104.2%
403.7 37.1 35.3 42.8 61.3 208.3
500.0
82.0%
(67.6)
(14.2)%
410.1
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
Change year-on-year
(% change)
Forecasts for FY2007
(% progress)
*2
*2 *2
*2
*2
NTT
Consolidated
(US-GAAP)
*1
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
*1. The number of consolidated subsidiaries is 406 and the number of companies accounted for under the equity method is 97.
*2. "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
*3. NTT East and NTT West changed their forecasts for FY2007 as announced on November 10, 2006.  On January 30, 2007, NTT DATA changed its forecasts for FY2007 as announced on October 31, 2006.
(Billions of yen)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
*3 *3 *3

Consolidated and Main Subsidiaries’ Financial Results Forecasts

Net Income
Income before
Income Taxes
Operating Revenues
Operating Income
Change from the previous
financial results forecasts
Operating Expenses
Change from the previous
financial results forecasts
Change from the previous
financial results forecasts
Change from the previous
financial results forecasts
Change from the previous
financial results forecasts
(Note) "Income before Income Taxes" for NTT (Holdings), NTT East, NTT West, NTT Com and NTT DATA represent their recurring profits.
NTT
East
(JPN-GAAP)
NTT
West
(JPN-GAAP)
NTT
Com
(JPN-GAAP)
FY2007E
NTT
DATA
(JPN-GAAP)
NTT
DoCoMo
(US-GAAP)
NTT
(Holdings)
(JPN-GAAP)
(Billions of yen)
815.0 75.0
362.0
200.0
196.0
2,042.0
63.0
60.0
1,974.0
37.0
19.0
1,129.0
37.0
68.0
1,000.0
47.0
80.0
4,799.0
488.0
810.0
201.0 90.0 50.0 68.0
10,800.0
500.0
1,200.0
1,175.0 * * * * *
166.0 1,982.0 1,955.0 1,061.0 920.0 3,989.0 9,600.0
22.6
6.7%
(83.3)
(3.9)%
(55.6)
(2.7)%
1.1
0.1%
92.8
10.2%
33.1
0.7%
0.0 0.0 0.0 0.0 0.0 0.0
58.9
0.5%
0.0
(4.6)
(2.7)%
(77.3)
(3.8)%
(42.5)
(2.1)%
0.6
0.1%
59.6
6.9%
55.8
1.4%
5.0 3.0 0.0 (5.0) 0.0
49.6
0.5%
0.0
(5.9)
(9.0)%
(13.0)
(40.7)%
0.4
0.6%
33.2
70.7%
(22.6)
(2.7)%
(5.0) (3.0) 0.0 5.0 0.0
9.3
0.8%
0.0
29.0
16.9%
5.7
6.9%
(6.5)
(11.5)%
(3.8)
(5.3)%
33.0
78.5%
(137.3)
(14.4)%
0.0 10.0 20.0 0.0 6.0
0.0
(130.9)
(10.0)%
0.0
(194.0)
(49.2)%
11.7
22.9%
4.3
13.2%
5.5
17.6%
18.9
66.7%
(122.5)
(20.1)%
0.0 10.0 20.0 0.0 4.0 0.0
1.3
0.3%
0.0
27.2
16.2%
0.0
0.0
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
Change year-on-year
(% change)
NTT
Consolidated
(US-GAAP)

49,603 49,028
48,165
46,911 45,950
44,323
42,824
8,320
8,186
8,043
7,859
7,684
7,338
7,020
45,124
7,515
0
20,000
40,000
60,000
2005.6 2005.9 2005.12 2006.3 2006.6 2006.9 2006.12 2007.3 E
57,923 57,213 56,208 54,770 53,634
49,844
(995)
(169)
(826)
(1,136)
(176)
(960)
(978)
(177)
(801)
(1,438)
(183)
(1,254)
(1,005) (710) (865)
(143) (135) (147)
(862) (575) (719)
1,991
2,356
2,815
3,419
4,076
5,362
6,119
5,439
5,669
5,682
5,673
5,485
5,582
4,723
5,576
5,586
0
3,000
6,000
9,000
12,000
15,000
2005.6 2005.9 2005.12 2006.3 2006.6 2006.9 2006.12 2007.3 E
7,430
7,932
8,483
9,101
9,749
11,701
518
(9)
657
581
(87)
647
109 258 28 567
(102)
639
469
13
604
93 138 231
459 365 326
32
867
398
140
2,967
1,385
1,966
10,310
52,639
51,661
2,533
10,847
2,100
(100)
2,700
(4,927)
(840)
(4,087)
Number of Subscribers for FLET’S Services, Telephone Subscriber Lines and INS-Net
FLET’S ADSL
B FLET’S
Optical IP Telephone
(“Hikari Phone”)
[Changes from the previous quarter]
B FLET’S
FLET’S ADSL
Hikari Phone
*1
*2
*1. No. of B FLET'S includes FLET‘S Hikari Premium provided by NTT West.
*2. No. of Optical IP Telephone Services (“Hikari Phone”) is calculated by No. of thousand channels.
Year
over
year
fore-
casted
change
(Thousands)
FLET’S Services
Telephone Subscriber Lines & INS-NET
(Thousands)
INS-NET
Telephone Subscriber Lines
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
*3. No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Analog LitePlan is included).
*4. In terms of number of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).
Telephone
Subscriber Lines
INS-NET
Total
3
4
Year
over
year
fore-
casted
change
[Changes from the previous quarter]

6,000
5,800
5,600
2,800
2,600
3,000
5,400
5,320
5,480
5,330
5,480
5,330 5,340 5,400 5,390 5,400
5,510 5,490 5,560 5,540 5,550
2,670
2,770
2,660
2,770
2,670 2,670 2,690 2,690 2,670
2,780 2,770 2,790 2,780 2,770
5,310 5,380
5,470 5,530
2,660 2,680
2,750 2,780
3,030
3,180
3,020
3,180
3,030 3,030 3,060 3,060 3,050
3,190 3,180 3,200 3,190 3,190
3,020 3,050
3,160 3,190
ARPU of Telephone Subscriber Lines and INS-NET Subscriber Lines
(Yen)
FY2006/1Q FY2006/2Q
FY2007 E
FY2006/3Q FY2006/4Q FY2007/1Q
FY2006
FY2007/2Q
INS-NET
Subscriber
Lines
East
West
Telephone
Subscriber
Lines
East
West
Aggregate
Fixed Line
East
West
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) is the weighted average value of Telephone Subscriber Lines ARPU and INS-NET Subscriber
Lines ARPU.  Please see page 12 regarding the calculation of ARPU.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
FY2007/3Q
(West) Telephone Subscriber Lines
(East) Telephone Subscriber Lines
Quarterly basis
Yearly basis
(West) INS-NET Subscriber Lines
(East) INS-NET Subscriber Lines

5,060
5,010
4,900
4,780
5,190 4,850 4,850 4,930 4,960
5,140 4,690 4,670 4,630 4,610
5,130 4,890
4,950 4,650
ARPU of B FLET’S
B FLET’S ARPU is calculated by dividing revenues from B FLET’S and Optical IP Telephone (“Hikari Phone”)
services by the number of B FLET’S subscribers.
5,200
4,900
4,600
4,300
4,000
(Yen)
Quarterly basis
Yearly basis
(West) B FLET’S
(East) B FLET’S
B FLET’S
East
West
B FLET’S includes FLET’S Hikari Premium provided by NTT West. Please see page 12 regarding the calculation of ARPU.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
FY2006/1Q FY2006/2Q
FY2007 E
FY2006/3Q FY2006/4Q
FY2007/1Q FY2006
FY2007/2Q FY2007/3Q
5,500

49,430
49,904
50,366
51,144
51,672
52,214
53,000
13,710
16,770
20,129
23,463
26,217
32,114
34,800
52,103
29,098
0
20,000
40,000
60,000
2005.6 2005.9 2005.12 2006.3 2006.6 2006.9 2006.12 2007.3 E
1,856
11,337
2,753
529
2,882
431
3,335
778
3,015
111
3,359 3,060 2,210
462 475 605
27.7% 33.6%
40.0%
45.9%
50.7%
65.7%
55.8%
Number of Subscribers for Cellular
# of communication module service subscribers is included in total cellular subscribers.
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Cellular total
FOMA
% of FOMA subscribers
FOMA
Cellular total
[Change from the previous quarter]
Year
over
year
fore-
casted
change
61.5%
(Thousands)

5,000
5,500
6,000
6,500
7,000
7,500
8,000
8,500
9,000
9,500
FOMA+mova
FOMA
mova
6,900 6,720 6,670 6,720 6,920 7,050 6,940
8,300 7,970 7,780 8,260 8,650 9,050 9,090
5,540 5,240 5,070 5,540 5,910 6,140 6,190
6,670 6,910
7,810 8,700
5,200 5,970
ARPU of Cellular (FOMA + mova)
(Yen)
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
FOMA+mova
FOMA
mova
(Note)  Communications module service subscribers and the revenues thereof are not included in the calculation of cellular ARPU. Please see page 12 regarding the calculation of ARPU.
FY2006/1Q FY2006/2Q
FY2007 E
FY2006/3Q FY2006/4Q
FY2007/1Q FY2006
FY2007/2Q FY2007/3Q
Quarterly basis Yearly basis

Mobile
communications
business
(Reference) Contributing Factors in Consolidated Operating Income by Segment
FY2006/3Q
(Billions of yen)
FY2007/3Q
Regional
communications
business
Long distance
and international
communications
business
Data
communications
business
Other
business
Elimination of
intersegment

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
34.4
1,017.1
966.7
(0.1)
(2.6)
(65.3)
(0.2)
(16.6)

(Reference) Analysis of Difference between Consolidated Operating Income and Total
Operating Income of 5 Major Subsidiaries
Total operating income of subsidiaries
other than 5 major ones
(excluding the effect of dividends
received by NTT (Holdings))
(JPN GAAP)

Total operating
income of 5 major
subsidiaries
(JPN GAAP)
887.4
966.7
+51.7
FY2007/3Q
Elimination and
U. S. GAAP
adjustments
Consolidated
operating income
(U. S. GAAP)
+27.6
Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
893.5
1,017.1
+68.2
FY2006/3Q
+55.4
(Billions of yen)

Copyright(c) 2007 Nippon Telegraph and Telephone Corporation
Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-Net and
B FLET’S, by the No. of active subscribers to the relevant services. In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees). We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U. S. GAAP results of operations.
We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.
• Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone
Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S
ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.
• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.
• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.
• B FLET’S ARPU: Calculated based on revenues from B FLET’S and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.
- B FLET’S includes FLET’S Hikari Premium provided by NTT West.
Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone
Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’S ARPU.
For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber
Lines ARPU, the No. of subscribers is determined using the No. of lines for each service.
In terms of No. of channels, transmission rate and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS- Net 64 subscriptions.
For purposes of calculating B FLET’S ARPU, the No. of subscribers is determined based on No. of B FLET’S subscribers, including FLET’S Hikari Premium provided by NTT West.
We compute ARPU for our cellular business using 3 aggregate measures.
• Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).
- Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services.
• Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).
- Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services.
• Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).
- Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.
Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.
No. of active subscribers used in the ARPU calculation are as below:
- FY Results & Forecast: Sum of No. of active subscribers*(as defined below) for each month from Apr. to Mar.
- 1Q Results: Sum of No. of active subscribers* for each month from Apr. to Jun.
- 2Q Results: Sum of No. of active subscribers* for each month from Jul. to Sep.
- 3Q Results: Sum of No. of active subscribers* for each month from Oct. to Dec.
- 4Q Results: Sum of No. of active subscribers* for each month from Jan. to Mar.
*active subscribers = (No. of subscribers at end of previous month + No. of subscribers at end of current month)/2
(Reference) Calculation of ARPU
No. of active subscribers* used in ARPU calculation for FY Forecast of NTT East and NTT West are as below:
- FY Forecast: Sum of the actual No. of active subscribers* for each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. + No. of expected subscribers at end of the following Mar.)/2)x6

February 2, 2007

FOR IMMEDIATE RELEASE

Financial Statements for the Third Quarter Ended December 31, 2006

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the Third Quarter ended December 31, 2006 are presented in the following attachments.

(Attachments)

1. Non-Consolidated Comparative Balance Sheets

2. Non-Consolidated Comparative Statements of Income

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

4. Business Results (Non-Consolidated Operating Revenues)

5. Non-Consolidated Comparative Statements of Cash Flows

6. Revision of the Business Forecasts for the Fiscal Year Ending March 31, 2007

Inquiries:

Shigeru Matsuhisa and Kenkichi Nakata

Accounting Section, Finance Division

NTT East

Tel: (03) 5359-3331

E-mail: kessan@sinoa.east.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	March 31, 2006	December 31, 2006	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets for telecommunications businesses
Property, plant and equipment	2,958,375	2,911,455	(46,919)
Machinery and equipment	556,601	544,371	(12,230)
Antenna facilities	7,690	7,333	(357)
Terminal equipment	48,220	57,612	9,392
Local line facilities	684,119	704,862	20,742
Long-distance line facilities	9,977	8,812	(1,164)
Engineering facilities	735,027	709,745	(25,282)
Submarine line facilities	865	733	(132)
Buildings	612,451	584,700	(27,751)
Construction in progress	34,931	34,898	(32)
Other	268,488	258,386	(10,102)
Intangible fixed assets	99,808	96,303	(3,504)
Total fixed assets for telecommunications businesses	3,058,183	3,007,759	(50,423)
Investments and other assets
Deferred income taxes	343,198	345,255	2,056
Other investments and assets	81 ,053	76,062	(4,990)
Allowance for doubtful accounts	(2,647)	(2,812)	(164)
Total investments and other assets	421 ,604	418,505	(3,098)
Total fixed assets	3,479,787	3,426,265	(53,522)

Current assets:
Cash and bank deposits	118,783	67,680	(51,102)
Notes receivable	37	93	55
Accounts receivable, trade	329,798	359, 186	29,387
Supplies	30,165	37,094	6,929
Other current assets	69,119	71,775	2,655
Allowance for doubtful accounts	(3,125)	(3,096)	29
Total current assets	544,779	532,734	(12,044)

TOTAL ASSETS	4,024,566	3,958,999	(65,567)

(Millions of yen)

	March 31, 2006	December 31, 2006		Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	777,785	687,259		(90,525)
Liability for employees’ retirement benefits	582,104	548,967		(33,137)
Other long-term liabilities	7,554	7,334		(220)
Total long-term liabilities	1,367,444	1,243,561		(123,883)

Current liabilities:
Current portion of long-term borrowings from parent company	141,096	154,785		13,689
Accounts payable, trade	117,095	88,234		(28,860)
Short-term borrowings	42,000	100,000		58,000
Accounts payable, other	330,063	228,200		(101,863)
Accrued taxes on income	1,068	11,239	*	10,171
Other current liabilities	84,781	167,156		82,375
Total current liabilities	716,105	749,617		33,511

TOTAL LIABILITIES	2,083,550	1,993,178		(90,372)

SHAREHOLDERS’ EQUITY
Common stock	335,000	—		—

Capital surplus
Additional paid-in capital	1,499,726	—		—
Total capital surplus	1,499,726	—		—

Earned surplus
Unappropriated retained earnings for the period	101,261	—		—
Total earned surplus	101,261	—		—

Net unrealized gains (losses) on securities	5,028	—		—

TOTAL SHAREHOLDERS’ EQUITY	1,941,016	—		—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,024,566	—		—

Note:	*	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

(Millions of yen)

	March 31, 2006	December 31, 2006	Increase (Decrease)
NET ASSETS
Shareholders’ equity
Common stock	—	335,000	—

Capital surplus
Additional paid-in capital	—	1,499,726	—
Total capital surplus	—	1,499,726	—
Earned surplus
Other earned surplus	—	129,081	—
Accumulated earned surplus	—	129,081	—
Total earned surplus	—	129,081	—
Total shareholders’ equity	—	1,963,808	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	2,013	—
Total unrealized gains (losses), translation adjustments, and others	—	2,013	—

TOTAL NET ASSETS	—	1,965,821	—

TOTAL LIABILITIES AND NET ASSETS	—	3,958,999	—

2 . Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2005		Nine months ended December 31, 2006		Increase (Decrease)	Year ended March 31 , 2006
Telecommunications businesses
Operating revenues	1,478,135		1,429,342		(48,793)	1,967,812
Operating expenses	1,412,755		1,374,603		(38,152)	1,898,156
Operating income from telecommunications businesses	65,380		54,738		(10,641)	69,656
Supplementary businesses
Operating revenues	100,793		101,929		1,135	157,520
Operating expenses	99,416		98,598		(817)	161,227
Operating income (losses) from supplementary businesses	1,376		3,330		1,953	(3,707)
Operating income	66,756		58,069		(8,687)	65,948

Non-operating revenues:	46,926		56,183		9,256	63,269
Interest income	38		23		(14)	45
Dividends received	337		11,194		10,857	339
Lease and rental income	41,597		41,442		(155)	55,685
Miscellaneous income	4,952		3,521		(1,430)	7,199
Non-operating expenses:	31,931		26,497		(5,434)	45,005
Interest expenses	12,417		10,436		(1,981)	16,406
Lease and rental expenses	15,642		13,641		(2,000)	24,086
Miscellaneous expenses	3,871		2,419		(1,452)	4,512
Recurring profit	81,751		87,755		6,004	84,212

Special profits and losses	1,358		9,021		7,663	2,442
Income before income taxes	83,109		96,777		13,667	86,654
Corporation, inhabitant, and enterprise taxes	34,083	*	35,401	*	1,317	31,411
Deferred tax expenses (benefits)	—	*	—	*	—	3,989
Net income	49,025		61,375		12,349	51,253
Unappropriated retained earnings brought forward	50,008		—		—	50,008
Unappropriated retained earnings for the period	99,033		—		—	101,261

Note:	*	NTT East participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

[	Nine months ended December 31, 2006	]

( Millions of yen )

	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus

				Accumulated earned surplus
March 31, 2006	335,000	1,499,726	1,499,726	101,261	101,261	1,935,988	5,028	5,028	1,941,016

Net change in this nine-month period
Cash dividends*				(33,500)	(33,500)	(33,500)			(33,500)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				61,375	61,375	61,375			61,375
Others, net							(3,014)	(3,014)	(3,014)

Total net change in this nine-month period	—	—	—	27,819	27,819	27,819	(3,014)	(3,014)	24,804

December 31, 2006	335,000	1,499,726	1,499,726	129,081	129,081	1,963,808	2,013	2,013	1,965,821

(*)	Items approved in the shareholders’ meeting held in June 2006

4. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2006
Voice transmission services revenues (exuding IP services revenues)	983,303	883,173	(100,129)	(10.2)%	1,294,098
Monthly charge revenues*	606,335	560,156	(46,178)	(7.6)%	801,186
Call rates revenues*	141,789	117,694	(24,095)	(17.0)%	183,977
Interconnection call revenues*	161,890	139,964	(21,925)	(13.5)%	213,119
IP services revenues	197,423	259,035	61,612	31.2%	270,799
Leased circuit services revenues (excluding IP services revenues)	148,218	144,031	(4,187)	(2.8)%	198,061
Telegram services revenues	19,526	18,341	(1,185)	(6.1)%	25,961
Other telecommunications services revenues	129,663	124,759	(4,903)	(3.8)%	178,890
Telecommunications total revenues	1,478,135	1,429,342	(48,793)	(3.3)%	1,967,812
Supplementary business total revenues	100,793	101,929	1,135	1.1%	157,520
Total operating revenues	1,578,929	1,531,271	(47,657)	(3.0)%	2,125,333

*	Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

(Millions of Yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
I Cash flows from operating activities:

Income before income taxes	83,109	96,777	13,667	86,654
Depreciation and amortization	362,537	319,361	(43,175)	467,256
Loss on disposal of property, plant and equipment	15,542	16,917	1,375	23,391
Increase (decrease) in liability for employees’ retirement benefits	(19,506)	(33,137)	(13,631)	(73,899)
Increase (decrease) in accounts receivable	2,302	(26,649)	(28,951)	40,204
Increase (decrease) in inventories	(3,123)	(6,929)	(3,805)	(689)
Increase (decrease) in accounts payable and accrued expenses	(98,090)	(119,628)	(21,538)	22,455
Increase (decrease) in accrued consumption tax	(164)	4,655	4,820	(1,173)
Other	(55,000)	18,673	73,673	(45,166)

Sub-total	287,606	270,039	(17,566)	519,034
Interest and dividends received	383	11,219	10,835	392
Interest paid	(11,938)	(10,830)	1,108	(16,591)
Income taxes received (paid)	21,195	(33,696)	(54,891)	21,195

Net cash provided by (used in) operating activities	297,246	236,732	(60,514)	524,031

II Cash flows from investing activities:

Payments for property, plant and equipment	(298,732)	(310,664)	(11,932)	(420,613)
Proceeds from sale of property, plant and equipment	3,249	12,656	9,407	5,022
Payments for purchase of investment securities	(549)	(8,060)	(7,510)	(1,867)
Proceeds from sale of investment securities	438	5,162	4,723	5,365
Other	8,270	(742)	(9,013)	9,711

Net cash provided by (used in) investing activities	(287,324)	(301,648)	(14,324)	(402,380)

III Cashflows from financing activities:

Proceeds from issuance of long-term debt	35,000	—	(35,000)	35,000
Payments for settlement of long-term debt	(78,553)	(76,836)	1,717	(144,171)
Net increase (decrease) in short-term borrowings	40,000	105,000	65,000	42,000
Dividends paid	(33,500)	(33,500)	—	(33,500)

Net cash provided by (used in) financing activities	(37,053)	(5,336)	31,717	(100,671)
IV Net increase (decrease) in cash and cash equivalents	(27,131)	(70,252)	(43,121)	20,979
V Cash and cash equivalents at beginning of period	121,055	142,034	20,979	121,055

VI Cash and cash equivalents at end of period	93,923	71,781	(22,142)	142,034

6. Revision of the Business Forecasts for the Fiscal Year Ending March 31, 2007

NTT East has revised its business forecasts for the fiscal year ending March 31, 2007, which were announced together with the interim business results on November 10, 2006, as follows.

	Unit	Operating revenues	Operating income	Recurring profits	Net income
Previous forecasts (A)	Millions of yen	2,042,000	65,000	80,000	53,000
Revised forecasts (B)	Millions of yen	2,042,000	60,000	90,000	63,000
Increase (Decrease) (B-A)	Millions of yen	0	(5,000)	10,000	10,000
Percent Increase (Decrease)%		0.0%	(7.7)%	12.5%	18.9%
<Ref.> Results for the year ended March 31, 2006	Millions of yen	2,125,300	65,900	84,200	51,200

*	Recurrring profits were revised from 80,000 million yen to 90,000 million yen, mainly due to the interim dividends from the NTT Group companies that were reported for the third quarter ended December 31, 2006.

February 2, 2007

FOR IMMEDIATE RELEASE

Financial Statements for the Third Quarter Ended December 31, 2006

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the Third Quarter ended December 31, 2006 are presented in the following attachments.

(Attachments)

1.	Non-consolidated Comparative Balance Sheets

2.	Non-consolidated Comparative Statements of Income

3.	Non-consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

4.	Business Results (Non-consolidated Operating Revenues)

5.	Non-consolidated Comparative Statements of Cash Flows

6.	Revision of the Business Forecasts for the Fiscal Year Ending March 31, 2007

Inquiries:

Mr. Shinji Uchida or Mr. Eiji Yoshinaka

Accounting Section, Finance Division

NTT West

Tel: 06-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	March 31, 2006	December 31, 2006	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets for telecommunications businesses
Property, plant and equipment	2,920,831	2,878,340	(42,491)
Machinery and equipment	606,429	615,901	9,471
Antenna facilities	10,514	10,083	(431)
Terminal equipment	29,877	27,641	(2,235)
Local line facilities	829,435	835,823	6,387
Long-distance line facilities	7,198	6,429	(769)
Engineering facilities	631,497	622,181	(9,315)
Submarine line facilities	4,542	3,883	(658)
Buildings	520,264	498,689	(21,574)
Construction in progress	37,085	20,040	(17,045)
Other	243,986	237,666	(6,320)
Intangible fixed assets	99,788	106,332	6,544
Total fixed assets for telecommunications businesses	3,020,619	2,984,672	(35,947)
Investments and other assets
Deferred income taxes	360,666	360,882	215
Other investments and assets	83,449	86,470	3,020
Allowance for doubtful accounts	(1,638)	(1,577)	60
Total investments and other assets	442,478	445,774	3,296
Total fixed assets	3,463,098	3,430,447	(32,651)

Current assets:
Cash and bank deposits	90,274	69,405	(20,869)
Notes receivable	4	30	25
Accounts receivable, trade	333,158	350,422	17,264
Supplies	39,094	36,523	(2,570)
Other current assets	58,431	70,906	12,475
Allowance for doubtful accounts	(2,233)	(1,856)	376
Total current assets	518,729	525,432	6,702

TOTAL ASSETS	3,981,828	3,955,879	(25,948)

(Millions of yen)

	March 31, 2006	December 31, 2006		Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	1,058,132	1,141,621		83,488
Liability for employees’ retirement benefits	632,917	599,307		(33,609)
Other long-term liabilities	12,690	12,642		(47)
Total long-term liabilities	1,703,740	1,753,571		49,831

Current liabilities:
Current portion of long-term borrowings from parent company	193,746	180,608		(13,138)
Accounts payable, trade	133,973	76,718		(57,254)
Short-term borrowings	—	50,000		50,000
Accrued taxes on income	1,101	5,195	*	4,093
Other current liabilities	396,702	325,896		(70,805)
Total current liabilities	725,524	638,419		(87,105)

TOTAL LIABILITIES	2,429,264	2,391,990		(37,274)

SHAREHOLDERS’ EQUITY

Common stock	312,000	—		—

Capital surplus
Additional paid-in capital	1,170,054	—		—
Total capital surplus	1,170,054	—		—

Earned surplus
Unappropriated retained earnings for the period	70,112	—		—
Total earned surplus	70,112	—		—
Net unrealized gains (losses) on securities	396	—		—

TOTAL SHAREHOLDERS’ EQUITY	1,552,563	—		—

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,981,828	—		—

Note: *NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

(Millions of yen)

	March 31, 2006	December 31, 2006	Increase (Decrease)
NET ASSETS
Shareholders’ equity
Common stock	—	312,000	—

Capital surplus
Additional paid-in capital	—	1,170,054	—
Total capital surplus	—	1,170,054	—
Earned surplus
Other earned surplus	—	81,754	—
Accumulated earned surplus	—	81,754	—
Total earned surplus	—	81,754	—
Total shareholders’ equity	—	1,563,808	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	79	—
Total unrealized gains (losses), translation adjustments, and others	—	79	—

TOTAL NET ASSETS	—	1,563,888	—

TOTAL LIABILITIES AND NET ASSETS	—	3,955,879	—

2. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2005		Nine months ended December 31, 2006		Increase (Decrease)	Year ended March 31, 2006
Telecommunications businesses
Operating revenues	1,401,541		1,347,298		(54,243)	1,860,339
Operating expenses	1,352,470		1,319,759		(32,710)	1,823,115
Operating income from telecommunications businesses	49,070		27,538		(21,532)	37,223
Supplementary businesses
Operating revenues	110,698		97,531		(13,167)	169,287
Operating expenses	113,241		98,578		(14,662)	174,470
Operating income (losses) from supplementary businesses	(2,543)		(1,047)		1,495	(5,183)
Operating income	46,527		26,491		(20,036)	32,040

Non-operating revenues:	53,766		59,697		5,931	66,633
Interest income	3		4		0	6
Dividends received	14,260		19,980		5,719	14,261
Lease and rental income	35,015		35,906		890	46,459
Miscellaneous income	4,486		3,806		(679)	5,907

Non-operating expenses:	31,360		29,432		(1,928)	42,173
Interest expenses	12,829		13,715		886	17,273
Lease and rental expenses	15,349		13,166		(2,182)	21,239
Miscellaneous expenses	3,181		2,550		(631)	3,660

Recurring profit	68,933		56,756		(12,177)	56,500
Special profits	4,097		2,298		(1,799)	18,188
Income before income taxes	73,031		59,054		(13,976)	74,689
Corporation, inhabitant, and enterprise taxes	24,836	*	16,157	*	(8,678)	10,534
Deferred tax expenses (benefits)	—	*	—	*	—	31,456
Net income	48,194		42,897		(5,297)	32,697
Unappropriated retained earnings brought forward	37,415		—		—	37,415
Unappropriated retained earnings for the period	85,610		—		—	70,112

Note: * NTT West participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

3. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

[	Nine months ended December 31, 2006	]

(Millions of yen)

	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid- in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	312,000	1,170,054	1,170,054	70,112	70,112	1,552,166	396	396	1,552,563

Net change in this nine-month period
Cash dividends*				(31,200)	(31,200)	(31,200)			(31,200)
Bonuses paid to directors and corporate auditors*				(55)	(55)	(55)			(55)
Net income				42,897	42,897	42,897			42,897
Others, net							(316)	(316)	(316)

Total net change in this nine-month period	—	—	—	11,642	11,642	11,642	(316)	(316)	11,325

December 31, 2006	312,000	1,170,054	1,170,054	81,754	81,754	1,563,808	79	79	1,563,888

(*)	Items approved in the shareholders' meeting held in June 2006

4. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2006
Voice transmission services revenues (excluding IP services revenues)	956,700	867,906	(88,794)	(9.3)%	1,259,541
Monthly charge revenues*	589,839	548,767	(41,072)	(7.0)%	780,312
Call rates revenues*	137,844	113,887	(23,956)	(17.4)%	179,099
Interconnection call revenues*	160,072	144,392	(15,679)	(9.8)%	210,827
IP services revenues	167,315	219,927	52,611	31.4%	229,572
Leased circuit services revenues (excluding IP services revenues)	128,409	124,140	(4,269)	(3.3)%	171,695
Telegram services revenues	22,248	20,439	(1,809)	(8.1)%	29,806
Other telecommunications services revenues	126,866	114,884	(11,982)	(9.4)%	169,721
Telecommunications total revenues	1,401,541	1,347,298	(54,243)	(3.9)%	1,860,339
Supplementary business total revenues	110,698	97,531	(13,167)	(11.9)%	169,287
Total operating revenues	1,512,239	1,444,829	(67,410)	(4.5)%	2,029,626

*	Partial listing only

5. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
I Cash flows from operating activities:

Income before income taxes	73,031	59,054	(13,976)	74,689
Depreciation and amortization	324,486	334,677	10,190	435,236
Loss on disposal of property, plant and equipment	21,405	14,366	(7,039)	27,308
Increase (decrease) in liability for employees’ retirement benefits	(20,104)	(33,609)	(13,505)	(77,173)
Increase (decrease) in accounts receivable	9,660	(18,380)	(28,040)	49,638
Increase (decrease) in inventories	(2,587)	2,570	5,158	(4,261)
Increase (decrease) in accounts payable and accrued expenses	(138,292)	(124,754)	13,537	(48,685)
Increase (decrease) in accounts consumption tax receivable	62	2,805	2,743	(2,743)
Increase (decrease) in accrued consumption tax	2,124	3,912	1,787	—
Other	(24,225)	(38,325)	(14,099)	8,416

Sub-total	245,561	202,317	(43,243)	462,426
Interest and dividends received	14,263	19,984	5,720	14,267
Interest paid	(12,300)	(13,392)	(1,092)	(17,326)
Income taxes received (paid)	54,406	(12,036)	(66,443)	54,661

Net cash provided by (used in) operating activities	301,931	196,873	(105,057)	514,029

II Cash flows from investing activities:

Payments for property, plant and equipment	(358,115)	(332,084)	26,031	(476,274)
Proceeds from sale of property, plant and equipment	6,180	15,249	9,069	15,264
Payments for purchase of investment securities	(1,165)	(2,952)	(1,787)	(49,646)
Proceeds from sale of investment securities	2,150	348	(1,801)	2,244
Other	(1,893)	(921)	972	(2,375)

Net cash provided by (used in) investing activities	(352,844)	(320,359)	32,484	(510,787)

III Cash flows from financing activities:

Proceeds from issuance of long-term debt	146,707	170,000	23,292	196,685
Payments for settlement of long-term debt	(88,832)	(99,650)	(10,817)	(200,090)
Net increase (decrease) in short-term borrowings	(2,000)	55,000	57,000	3,000
Dividends paid	(31,200)	(31,200)	—	(31,200)

Net cash provided by (used in) financing activities	24,674	94,149	69,475	(31,605)

IV Net increase (decrease) in cash and cash equivalents	(26,238)	(29,336)	(3,097)	(28,364)

V Cash and cash equivalents at beginning of period	128,920	100,556	(28,364)	128,920

VI Cash and cash equivalents at end of period	102,682	71,220	(31,461)	100,556

6. Revision of the Business Forecasts for the Fiscal Year Ending March 31, 2007

NTT West has revised its business forecasts for the fiscal year ending March 31, 2007, which were announced together with the interim business results on November 10, 2006, as follows.

	Unit	Operating revenues	Operating income	Recurring profits	Net income
Previous forecasts <A>	Millions of yen	1,974,000	22,000	30,000	17,000
Revised forecasts <B>	Millions of yen	1,974,000	19,000	50,000	37,000
Increase (Decrease) <B-A>	Millions of yen	0	(30)	20,000	20,000
Percent Increase (Decrease)%		0.0%	(13.6)%	66.7%	117.6%
<Ref.> Results for the year ended March 31, 2006	Millions of yen	2,029,600	32,000	56,500	32,600

*	Recurrring profits were revised from 30,000 million yen to 50,000 million yen, mainly due to the interim dividends from the NTT Group companies that were reported for the third quarter ended December 31, 2006.

February 2, 2007

NTT Com Announces Financial Results for the Nine Months Ended December 31, 2006

TOKYO, JAPAN — NTT Communications (NTT Com) announced today its fiscal results for the nine months ended December 31, 2006. Please see the following attachments for further details:

I.	Non-consolidated Comparative Balance Sheets

II.	Non-consolidated Comparative Statements of Income

III.	Non-consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

IV.	Business Results (Non-consolidated Operating Revenues)

V.	Non-consolidated Comparative Statements of Cash Flows

#     #     #

About NTT Com

NTT Communications is a subsidiary of Nippon Telegraph and Telephone Corporation (NTT) (NYSE: NTT) - one of the world’s largest telecommunications companies. NTT Com provides high-quality, technologically advanced network management, security and solution services to consumers, corporations and governments on a global basis, with a special focus on the Asia-Pacific region. Its world-class backbone networks, combined with the networks of partner companies around the world, offer access to more than 200 countries. NTT Com Group has more than 30 companies in the Asia-Pacific region, Europe and the Americas. The company has garnered several awards for its leading edge technologies, outstanding performance and customer service, including “World Communication Awards Best Customer Care - 2005”. For more information, please visit http://www.ntt.com.

For more information

(Mr.) Noboru Takeuchi or (Mr.) Toru Maruta

Accounts and Finance Department, NTT Communications

Tel. +81 3 6700 4311

I. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	March 31, 2006	December 31, 2006	Increase (Decrease)
ASSETS

Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment	487,365	460,944	(26,421)
Machinery and equipment	167,105	158,380	(8,725)
Antenna facilities	4,010	2,577	(1,433)
Terminal equipment	3,064	2,448	(616)
Local line facilities	950	849	(100)
Long-distance line facilities	12,676	11,334	(1,342)
Engineering facilities	74,474	71,660	(2,814)
Submarine line facilities	7,080	5,950	(1,129)
Buildings	134,442	131,756	(2,686)
Construction in progress	10,507	6,467	(4,039)
Other	73,052	69,518	(3,533)
Intangible fixed assets	154,214	139,250	(14,964)
Total fixed assets - telecommunications businesses	641,580	600,194	(41,385)
Investments and other assets
Investment securities	103,625	127,320	23,695
Investments in subsidiaries and affiliated companies	102,183	119,844	17,660
Long-term loans receivable to subsidiaries	74,299	64,033	(10,266)
Deferred income taxes	162,895	151,378	(11,517)
Other investments and assets	21,212	24,523	3,310
Allowance for doubtful accounts	(571)	(402)	168
Total investments and other assets	463,647	486,697	23,050
Total fixed assets	1,105,227	1,086,892	(18,335)

Current assets:
Cash and bank deposits	72,791	29,912	(42,878)
Notes receivable	251	114	(137)
Accounts receivable, trade	176,084	195,608	19,524
Accounts receivable, other	93,341	6,315	(87,026)
Supplies	8,621	9,161	539
Subsidiary deposits	—	73,898	73,898
Other current assets	19,862	40,542	20,680
Allowance for doubtful accounts	(1,792)	(1,760)	31
Total current assets	369,160	353,792	(15,367)

TOTAL ASSETS	1,474,387	1,440,684	(33,703)

(Millions of yen)

	March 31, 2006	December 31, 2006		Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	688,124	538,759		(149,365)
Liability for employees’ retirement benefits	72,783	82,830		10,047
Other long-term liabilities	12,328	13,024		695
Total long-term liabilities	773,236	634,614		(138,622)

Current liabilities:
Current portion of long-term borrowings from parent company	76,167	104,992		28,825
Accounts payable, trade	40,822	38,355		(2,467)
Accounts payable, other	136,238	148,208		11,969
Accrued taxes on income	—	9,789	*	9,789
Allowance for losses on construction contracts	—	111		111
Other current liabilities	18,665	19,589		923
Total current liabilities	271,894	321,047		49,152

TOTAL LIABILITIES	1,045,131	955,661		(89,469)

SHAREHOLDERS’ EQUITY

Common stock	211,650	—		—

Capital surplus
Additional paid-in capital	119,149	—		—
Total capital surplus	119,149	—		—

Earned surplus
Unappropriated retained earnings for the period	63,925	—		—
Total earned surplus	63,925	—		—

Net unrealized gains (losses) on securities	34,531	—		—

TOTAL SHAREHOLDERS’ EQUITY	429,256	—		—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,474,387	—		—

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

(Millions of yen)

	March 31, 2006	December 31, 2006	Increase (Decrease)
NET ASSETS

Shareholders’ equity
Common stock	—	211,650	—

Capital surplus
Additional paid-in capital	—	131,501	—
Total capital surplus	—	131,501	—

Earned surplus
Other earned surplus	—	90,531	—
Accumulated earned surplus	—	90,531	—
Total earned surplus	—	90,531	—
Total shareholders’ equity	—	433,683	—

Unrealized gains (losses), translation adjustments, and others
Net unrealized gains (losses) on securities	—	51,339	—
Total unrealized gains (losses), translation adjustments, and others	—	51,339	—

TOTAL NET ASSETS	—	485,022	—

TOTAL LIABILITIES AND NET ASSETS	—	1,440,684	—

II. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2005		Nine months ended December 31, 2006		Increase (Decrease)	Year ended March 31, 2006
Telecommunications businesses
Operating revenues	748,457		743,908		(4,549)	998,877
Operating expenses	687,737		685,142		(2,595)	934,861
Operating income from telecommunications businesses	60,719		58,765		(1,954)	64,015
Supplementary businesses
Operating revenues	78,157		94,469		16,311	129,016
Operating expenses	81,045		91,155		10,110	125,470
Operating income (losses) from supplementary businesses	(2,888)		3,313		6,201	3,546
Operating income	57,831		62,079		4,247	67,562

Non-operating revenues:	23,286		23,695		408	30,727
Interest income	2,000		3,384		1,384	2,927
Dividends received	4,264		5,171		907	4,314
Lease and rental income	13,815		12,916		(898)	18,093
Miscellaneous income	3,206		2,222		(984)	5,392

Non-operating expenses:	18,723		20,417		1,693	26,457
Interest expenses	10,634		11,263		628	14,432
Lease and rental expenses	6,270		6,107		(162)	8,640
Miscellaneous expenses	1,818		3,046		1,228	3,385
Recurring profit	62,395		65,357		2,962	71,831

Special profits	22,327		5,728		(16,599)	69,060
Special losses	38,606		6,939		(31,667)	46,103
Income before Income taxes	46,116		64,146		18,029	94,788
Corporation, inhabitant, and enterprise taxes	30,159	*	28,777	*	(1,382)	(81,563)
Deferred tax expenses (benefits)	—	*	—	*	—	144,895

Net income	15,956		35,368		19,412	31,455
Unappropriated retained earnings brought forward	32,469		—		—	32,469
Unappropriated retained earnings for the period	48,426		—		—	63,925

Note:	*NTT Com participates in a consolidated tax return system, which has been adopted by NTT (Holding company) and its wholly-owned subsidiaries in Japan. However, income taxes have not been calculated on a consolidated basis in the quarterly financial statements.

III. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

[	Nine months ended December 31, 2006	]

(Millions of yen)

	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
March 31, 2006	211,650	119,149	119,149	63,925	63,925	394,724	34,531	34,531	429,256
Net change in this nine-month period
Issuance of stock		12,352	12,352			12,352			12,352
Cash dividends*				(8,700)	(8,700)	(8,700)			(8,700)
Bonuses paid to directors and corporate auditors*				(62)	(62)	(62)			(62)
Net income				35,368	35,368	35,368			35,368
Others, net							16,807	16,807	16,807

Total net change in this nine-month period	—	12,352	12,352	26,606	26,606	38,958	16,807	16,807	55,766

December 31, 2006	211,650	131,501	131,501	90,531	90,531	433,683	51,339	51,339	485,022

(*)    Items approved in the shareholders’ meeting held in June 2006

IV. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Percent Increase (Decrease)	Year ended March 31, 2006
Voice transmission services revenues (excluding IP services revenues)	357,050	351,337	(5,713)	(1.6)%	472,774
IP services revenues	227,014	238,815	11,801	5.2%	303,845
Open computer network services revenues*	104,196	106,105	1,908	1.8%	138,218
IP-Virtual private network services revenues*	51,862	50,768	(1,094)	(2.1)%	68,748
Wide-Area Ethernet services revenues*	31,770	37,535	5,765	18.1%	43,516
Data communications revenues (excluding IP services revenues)	135,010	121,400	(13,610)	(10.1)%	176,907
Leased circuit services revenues*	87,135	82,049	(5,086)	(5.8)%	114,950
Solution services revenues	83,136	100,515	17,378	20.9%	139,094
Others	24,402	26,309	1,906	7.8%	35,272

Total operating revenues	826,614	838,377	11,762	1.4%	1,127,893

*	Partial listing only

V. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

(Millions of yen)

		Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (Decrease)	Year ended March 31, 2006
I.	Cash flows from operating activities:

	Income before income taxes	46,116	64,146	18,029	94,788
	Depreciation and amortization	89,630	96,911	7,281	127,899
	Loss on disposal of property, plant and equipment	4,770	6,006	1,236	10,545
	Increase (decrease) in allowance for doubtful accounts	503	(108)	(611)	283
	Increase (decrease) in liability for employees’ retirement benefits	745	10,047	9,301	(597)
	Write-off of investments in affiliated companies	38,606	6,939	(31,667)	41,420
	(Increase) decrease in accounts receivable	7,188	(19,130)	(26,319)	(578)
	(Increase) decrease in inventories	325	(539)	(865)	2,048
	Increase (decrease) in accounts payable and accrued expenses	(47,363)	(2,637)	44,726	(38,604)
	Increase (decrease) in accrued consumption tax	3,246	3,082	(163)	2,987
	Other	(24,035)	(7,861)	16,174	(54,986)

	Sub-total	119,732	156,854	37,121	185,206
	Interest and dividends received	6,687	9,535	2,848	6,738
	Interest paid	(11,573)	(12,950)	(1,377)	(14,046)
	Income taxes received (paid)	(42,588)	86,856	129,444	(42,588)

	Net cash provided by (used in) operating activities	72,258	240,294	168,036	135,309

II.	Cash flows from investing activities:

	Payments for property, plant and equipment	(124,126)	(73,687)	50,438	(146,320)
	Proceeds from sale of property, plant and equipment	3,445	938	(2,507)	8,724
	Payments for purchase of investment securities	(5,068)	(13,260)	(8,192)	(5,128)
	Proceeds from sale of investment securities	676	11,315	10,639	56,396
	Payments for long-term loans	(30,188)	(2,304)	27,883	(30,188)
	Proceeds from long-term loans receivable	24,060	112	(23,947)	24,060
	(Increase) decrease in short-term loan	(555)	—	555	(647)
	Other	555	(2,515)	(3,070)	(810)

	Net cash provided by (used in) investing activities	(131,200)	(79,400)	51,799	(93,915)

III.	Cash flows from financing activities:

	Proceeds from issuance of long-term debt	80,188	2,304	(77,883)	80,188
	Payments for settlement of long-term debt	(61,578)	(123,494)	(61,916)	(82,530)
	Net increase (decrease) in short-term borrowings	22,355	—	(22,355)	(18,644)
	Dividends paid	(8,700)	(8,700)	—	(8,700)

	Net cash provided by (used in) financing activities	32,266	(129,889)	(162,156)	(29,685)

IV.	Effect of exchange rate changes on cash and cash equivalents	17	15	(2)	(1)

V.	Net increase (decrease) in cash and cash equivalents	(26,658)	31,019	57,678	11,707
VI.	Cash and cash equivalents at beginning of period	61,084	72,791	11,707	61,084

VII.	Cash and cash equivalents at end of period	34,425	103,810	69,385	72,791

February 2, 2007

Nippon Telegraph and Telephone Corporation

Supplementary Data for

The Nine Months Ended December 31, 2006

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding the economy, the telecommunications industry in Japan and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere and other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein.

1. Number of Subscribers

	(Thousands)
	A As of Mar. 31, 2006	B As of Jun. 30, 2006	C As of Sept. 30, 2006	D As of Dec. 31, 2006			E As of Mar. 31, 2007 (Forecast)
					F Change	Progress		G Change
					D-A	F/G		E-A
Telephone Subscriber Line	46,911	45,950	45,124	44,323	(2,588)	63.3%	42,824	(4,087)
NTT East	23,109	22,636	22,259	21,875	(1,234)	55.1%	20,868	(2,240)
NTT West	23,802	23,315	22,866	22,448	(1,354)	73.3%	21,955	(1,847)
INS-Net	7,859	7,684	7,515	7,338	(521)	62.1%	7,020	(840)
NTT East	4,111	4,020	3,926	3,829	(282)	61.3%	3,651	(460)
NTT West	3,748	3,664	3,589	3,509	(239)	62.9%	3,368	(380)
INS-Net 64	7,277	7,108	6,940	6,765	(512)	61.5%	6,444	(833)
NTT East	3,743	3,655	3,562	3,465	(278)	60.8%	3,286	(457)
NTT West	3,534	3,453	3,378	3,300	(234)	62.3%	3,158	(376)
INS-Net 1500	58	58	58	57	(1)	135.6%	58	(1)
NTT East	37	36	36	36	(0)	155.7%	37	(0)
NTT West	21	21	21	21	(0)	122.5%	21	(0)
Telephone Subscriber Line + INS-Net	54,770	53,634	52,639	51,661	(3,109)	63.1%	49,844	(4,927)
NTT East	27,220	26,655	26,184	25,704	(1,516)	56.1%	24,520	(2,700)
NTT West	27,550	26,979	26,455	25,957	(1,593)	71.6%	25,324	(2,227)
FLET’S ISDN	616	580	550	518	(98)	64.3%	464	(152)
NTT East	332	313	296	277	(55)	60.7%	242	(90)
NTT West	284	268	254	241	(43)	69.6%	222	(62)
FLET’S ADSL	5,682	5,673	5,586	5,485	(198)	197.5%	5,582	(100)
NTT East	3,001	2,993	2,943	2,879	(122)	121.6%	2,901	(100)
NTT West	2,682	2,680	2,643	2,606	(76)	—	2,682	0
B FLET’S	3,419	4,076	4,723	5,362	1,944	72.0%	6,119	2,700
NTT East	1,889	2,245	2,605	2,976	1,087	72.5%	3,389	1,500
NTT West	1,530	1,831	2,118	2,386	857	71.4%	2,730	1,200
Optical IP Phone Services (“Hikari Phone”)	867	1,385	1,966	2,533	1,666	79.3%	2,967	2,100
NTT East	471	730	1,032	1,344	872	72.7%	1,671	1,200
NTT West	396	655	934	1,189	793	88.1%	1,296	900
Conventional Leased Circuit	420	411	401	390	(29)	75.8%	381	(39)
NTT East	215	210	205	199	(17)	72.8%	193	(23)
NTT West	205	200	197	192	(13)	79.9%	188	(16)
High Speed Digital	315	300	289	277	(39)	63.2%	254	(61)
NTT East	175	167	160	153	(22)	66.3%	142	(33)
NTT West	141	134	129	124	(17)	59.7%	112	(28)
NTT Group Major ISPs	7,737	8,029	8,261	8,496	759	88.0%	8,600	863
OCN*	5,286	5,522	5,713	5,900	614	86.0%	6,000	714
Plala*	2,138	2,187	2,227	2,272	134	82.7%	2,300	162
Cellular	51,144	51,672	52,103	52,214	1,070	57.7%	53,000	1,856
FOMA*	23,463	26,217	29,098	32,114	8,650	76.3%	34,800	11,337
i-mode	46,360	46,823	47,186	47,208	848	55.0%	47,900	1,540
FOMA*	22,914	25,511	28,199	30,929	8,014	—	—	—
PHS	771	679	606	530	(241)	63.1%	390	(381)

Notes :	1.	No. of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	2.	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

	3.	No. of B FLET’S includes FLET’S Hikari Premium provided by NTT West.

	4.	No. of Optical IP Phone Services is calculated by No. of thousand channels.

	5.	NTT Group Major ISPs includes WAKWAK, InfoSphere, in addition to OCN and Plala.

	6.	No. of communication module service subscribers is included in the No. of Cellular subscribers. Communication module service subscribers were 665,000 as of Mar. 31, 2006, 733,000 as of Jun. 30, 2006, 799,000 as of Sept. 30, 2006, 924,000 as of Dec. 31, 2006, and are 990,000 as of Mar. 31, 2007 (forecast).

	7.	Forecasts for the year ending March 31, 2007 have never been changed from those announced in the interim results.

* Partial listing only.

2. Number of Employees

	(Person)
	A As of Dec. 31, 2005	B As of Dec. 31, 2006		C As of Mar. 31, 2007 (Forecast)
			Change
			B-A
NTT Consolidated	211,550	211,100	(450)	197,950
Core Group Companies
NTT (Holding)	2,800	2,900	100	2,850
NTT East	8,400	6,750	(1,650)	6,500
NTT West	13,050	5,950	(7,100)	5,700
NTT Communications	7,750	8,900	1,150	8,800
NTT DATA (Consolidated)	20,900	23,000	2,100	22,350
NTT DoCoMo (Consolidated)	22,350	22,350	0	21,550
(Reference) “Outsourcing Companies”
East Outsourcing Companies	47,500	45,450	(2,050)	42,800
West Outsourcing Companies	51,050	55,400	4,350	52,600

Notes :	1.	Figures for NTT Consolidated do not include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of the next fiscal year.

	2.	Figures for East Outsourcing Companies include the consolidated regional OS companies and companies in the administrative field, while figures for West Outsourcing Companies include the consolidated regional OS companies and companies in the facilities and equipment field, management and marketing field and administrative field. Figures for those companies include the No. of employees who retired or will retire at the end of a fiscal year and were rehired or will be rehired at the beginning of next fiscal year, as described below:

- As of Mar. 31, 2007 (Forecast) (East Outsourcing Companies : 2,000 employees, West Outsourcing Companies : 2,450 employees)

	3.	As part of the structural reform of West Outsourcing Companies on Jul. 1, 2006, 6,950 employees moved from NTT West to West Outsourcing Companies.

	4.	Forecasts for the year ending March 31, 2007 have never been changed from those announced in the interim results.

3. Capital Investment

	(Billions of yen)
	A Nine Months ended Dec. 31, 2005	B Nine Months ended Dec. 31, 2006			C Year Ending Mar. 31, 2007 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated	1,516.5	1,593.5	77.0	72.8%	2,190.0
Core Group Companies
NTT (Holding)	14.7	37.8	23.1	64.2%	59.0
NTT East	280.2	296.7	16.5	69.0%	430.0
NTT West	337.9	318.8	(19.1)	76.8%	415.0
NTT Communications	110.0	63.8	(46.1)	58.1%	110.0
NTT DATA (Consolidated)	81.6	101.3	19.7	78.0%	130.0
NTT DoCoMo (Consolidated)	608.5	679.3	70.8	74.2%	916.0

Note :	Forecasts for the year ending March 31, 2007 have never been changed from those announced in the interim results.

4. Financial Results and Forecasts (NTT Consolidated, NTT (Holding))

	(Billions of yen)
	A Nine Months ended Dec. 31, 2005	B Nine Months Ended Dec. 31, 2006			C Year Ending Mar. 31, 2007 (Forecast)
			Change	Progress
			B-A	B/C
NTT Consolidated (US GAAP)
Operating Revenues	7,915.5	7,930.1	14.6	73.4%	10,800.0
Fixed Voice Related Services	2,549.0	2,350.1	(198.9)	—	—
Mobile Voice Related Services	2,365.6	2,291.6	(74.0)	—	—
IP/Packet Communications Services	1,440.3	1,653.9	213.7	—	—
Sales of Telecommunications Equipment	443.1	427.5	(15.6)	—	—
System Integration	621.0	719.7	98.8	—	—
Other	496.6	487.3	(9.3)	—	—
Operating Expenses	6,898.4	6,963.4	65.0	72.5%	9,600.0
Cost of Services (exclusive of items shown separately below)	1,643.0	1,674.2	31.2	—	—
Cost of equipment sold (exclusive of items shown separately below)	922.3	973.4	51.2	—	—
Cost of systems integration (exclusive of items shown separately below)	381.8	460.8	79.0	—	—
Depreciation and amortization	1,551.9	1,550.4	(1.5)	—	—
Impairment loss	3.7	1.3	(2.5)	—	—
Selling, general and administrative expenses	2,395.7	2,299.4	(96.3)	—	—
Write-down of goodwill and other intangible assets	—	3.8	3.8	—	—
Operating Income	1,017.1	966.7	(50.3)	80.6%	1,200.0
Income before Income Taxes	1,127.9	968.5	(159.3)	82.4%	1,175.0
Net Income	477.8	410.1	(67.6)	82.0%	500.0
(Ref.) Details of “Cost of services,” “Cost of equipment sold,” “Cost of systems integration” and “Selling, general and administrative expenses”
Personnel	1,459.7	1,453.0	(6.7)	—	—
Cost of services and equipment sold, and selling, general and administrative expenses	3,604.9	3,663.6	58.8	—	—
Loss on disposal of property, plant and equipment	107.4	122.6	15.2	—	—
Other expenses	170.8	168.7	(2.0)	—	—
Total	5,342.8	5,407.9	65.1	—	—
NTT (Holding) (JPN GAAP)
Operating Revenues	291.7	318.4	26.6	88.0%	362.0
Operating Expenses	115.1	108.1	(6.9)	65.2%	166.0
Operating Income	176.6	210.2	33.6	107.3%	196.0
Non-Operating Revenues	47.9	46.1	(1.8)	75.6%	61.0
Non-Operating Expenses	42.2	40.9	(1.2)	73.2%	56.0
Recurring Profit	182.2	215.3	33.0	107.1%	201.0
Net Income	401.9	208.3	(193.5)	104.2%	200.0

Note :	Forecasts for the year ending March 31, 2007 have never been changed from those announced in the interim results.

4. Financial Results and Forecasts (NTT East, NTT West)
	(Billions of yen)
	A Nine Months ended Dec. 31, 2005	B Nine Months Ended Dec. 31, 2006			C Year Ending Mar. 31, 2007 (Forecast)
			Change	Progress
			B-A	B/C
NTT East (JPN GAAP)
Operating Revenues	1,578.9	1,531.2	(47.6)	75.0%	2,042.0
Voice Transmission Services (excluding IP)	983.3	883.1	(100.1)	76.4%	1,156.0
IP Services	197.4	259.0	61.6	71.8%	361.0
Leased Circuit (excluding IP)	148.2	144.0	(4.1)	79.6%	181.0
Telegraph	19.5	18.3	(1.1)	76.4%	24.0
Others	129.6	124.7	(4.9)	70.8%	320.0
Supplementary Business	100.7	101.9	1.1
Operating Expenses	1,512.1	1,473.2	(38.9)	74.3%	1,982.0	*	<1,977.0>
Personnel	125.0	93.3	(31.7)	74.7%	125.0	*	<128.0>
Cost of services and equipment sold, and selling, general and administrative expenses	948.4	981.1	32.7	74.3%	1,320.0	*	<1,300.0>
Depreciation and amortization	354.2	313.0	(41.1)	74.7%	419.0	*	<424.0>
Loss on disposal of property, plant and equipment	26.9	27.8	0.8	64.7%	43.0	*	<50.0>
Taxes and public dues	57.4	57.7	0.3	77.0%	75.0
Operating Income	66.7	58.0	(8.6)	96.8%	60.0	*	<65.0>
Non-Operating Revenues	46.9	56.1	9.2	82.6%	68.0	*	<58.0>
Non-Operating Expenses	31.9	26.4	(5.4)	69.7%	38.0	*	<43.0>
Recurring Profit	81.7	87.7	6.0	97.5%	90.0	*	<80.0>
Net Income	49.0	61.3	12.3	97.4%	63.0	*	<53.0>
NTT West (JPN GAAP)
Operating Revenues	1,512.2	1,444.8	(67.4)	73.2%	1,974.0
Voice Transmission Services (excluding IP)	956.7	867.9	(88.7)	75.9%	1,144.0
IP Services	167.3	219.9	52.6	71.4%	308.0
Leased Circuit (excluding IP)	128.4	124.1	(4.2)	75.2%	165.0
Telegraph	22.2	20.4	(1.8)	73.0%	28.0
Others	126.8	114.8	(11.9)	64.6%	329.0
Supplementary Business	110.6	97.5	(13.1)
Operating Expenses	1,465.7	1,418.3	(47.3)	72.5%	1,955.0	*	<1,952.0>
Personnel	136.2	97.0	(39.1)	78.3%	124.0
Cost of services and equipment sold, and selling, general and administrative expenses	922.6	908.6	(13.9)	70.9%	1,282.0
Depreciation and amortization	317.7	328.8	11.1	74.9%	439.0	*	<438.0>
Loss on disposal of property, plant and equipment	34.8	29.7	(5.0)	78.4%	38.0	*	<36.0>
Taxes and public dues	54.2	53.9	(0.2)	75.0%	72.0
Operating Income	46.5	26.4	(20.0)	139.4%	19.0	*	<22.0>
Non-Operating Revenues	53.7	59.6	5.9	80.7%	74.0	*	<51.0>
Non-Operating Expenses	31.3	29.4	(1.9)	68.4%	43.0
Recurring Profit	68.9	56.7	(12.1)	113.5%	50.0	*	<30.0>
Net Income	48.1	42.8	(5.2)	115.9%	37.0	*	<17.0>

Notes :	1.	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the nine months ended Dec. 31, 2006 include monthly charges, call charges and interconnection charges of 560.1 billion yen, 117.6 billion yen and 139.9 billion yen for NTT East, and 548.7 billion yen, 113.8 billion yen, and 144.3 billion yen for NTT West, respectively.

	2.	Operating Revenues from IP services of NTT East and NTT West for the nine months ended Dec. 31, 2006 include B FLET’S and Optical IP telephone (Hikari Phone) (including monthly charges, call charges and connection device charges) of 93.2 billion yen and 15.7 billion yen for NTT East, and 78.0 billion and 11.6 billion for NTT West, respectively. Additionally, Operating Revenues from IP services of NTT East and NTT West for the nine months ended Dec. 31, 2005 include B FLET’S and Hikari Phone (including monthly charges, call charges and connection device charges) of 48.5 billion yen and 1.5 billion yen for NTT East, and 43.1 billion and 0.5 billion for NTT West, respectively.

		• B FLET’S includes FLET’S Hikari Premium of NTT West.

	3.	NTT East and NTT West have revised certain items for the forecasts for the year ending March 31, 2007 from those announced in the interim results. The star mark (*) indicates the revised figures. The previously announced figures are shown in <brackets>.

4. Financial Results and Forecasts (NTT Communications, NTT DATA, NTT DoCoMo)
	(Billions of yen)
	A Nine Months ended Dec. 31, 2005	B Nine Months Ended Dec. 31, 2006			C Year Ending Mar. 31, 2007 (Forecast)
			Change	Progress
			B-A	B/C
NTT Communications (JPN GAAP)
Operating Revenues	826.6	838.3	11.7	74.3%	1,129.0
Voice Transmission Services (excluding IP)	357.0	351.3	(5.7)	78.4%	448.0
IP Services	227.0	238.8	11.8	74.4%	321.0
Data Transmission Services (excluding IP)	135.0	121.4	(13.6)	76.8%	158.0
Leased Circuit	87.1	82.0	(5.0)	77.4%	106.0
Solutions Business	83.1	100.5	17.3	60.2%	167.0
Others	24.4	26.3	1.9	75.2%	35.0
Operating Expenses	768.7	776.2	7.5	73.2%	1,061.0
Personnel	63.9	67.5	3.5	73.4%	92.0
Cost of services and equipment sold, and selling, general and administrative expenses	361.3	358.3	(3.0)	73.3%	815.0
Communication Network Charges	239.2	238.7	(0.4)
Depreciation and amortization	87.9	95.1	7.2	76.1%	125.0
Loss on disposal of property, plant and equipment	6.0	7.7	1.6	48.3%	16.0
Taxes and public dues	10.2	8.7	(1.4)	67.6%	13.0
Operating Income	57.8	62.0	4.2	91.3%	68.0
Non-Operating Revenues	23.2	23.6	0.4	84.6%	28.0
Non-Operating Expenses	18.7	20.4	1.6	72.9%	28.0
Recurring Profit	62.3	65.3	2.9	96.1%	68.0
Net Income	15.9	35.3	19.4	95.6%	37.0
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	599.3	697.1	97.7	69.7%	1,000.0
Systems Integration Business	471.2	544.5	73.3	68.8%	791.0
Network System Services Business	46.3	50.2	3.9	73.9%	68.0
Others	143.1	165.1	22.0	73.1%	226.0
Elimination or corporate	(61.3)	(62.8)	(1.5)	73.9%	(85.0)
Cost of Sales	445.9	514.9	68.9	68.7%	750.0
Gross Profit	153.4	182.2	28.7	72.9%	250.0
Selling and General Expense	124.4	118.3	(6.1)	69.6%	170.0	*	<175.0>
Operating Income	28.9	63.8	34.9	79.8%	80.0	*	<75.0>
Non-Operating Income (loss)	(2.4)	(2.8)	(0.4)	57.1%	(5.0	)*	<(6.0)>
Recurring Profit	26.5	61.0	34.5	81.4%	75.0	*	<69.0>
Net Income	16.2	37.1	20.9	79.1%	47.0	*	<43.0>
NTT DoCoMo Consolidated (US GAAP)
Operating Revenues	3,582.2	3,597.0	14.8	75.0%	4,799.0
Wireless Services	3,229.0	3,248.8	19.7	75.5%	4,305.0
Cellular Services	3,130.3	3,157.6	27.3	75.6%	4,174.0
Voice	2,303.4	2,238.5	(64.9)	75.8%	2,955.0
Packet Communications	826.9	919.1	92.2	75.4%	1,219.0
PHS	32.6	18.4	(14.2)	83.5%	22.0
Others	66.2	72.8	6.6	66.8%	109.0
Equipment sales	353.2	348.3	(4.9)	70.5%	494.0
Operating Expenses	2,888.8	2,920.1	31.3	73.2%	3,989.0
Personnel	186.6	188.8	2.1	74.6%	253.0
Cost of services and equipment sold, and selling, general and administrative expenses	1,835.3	1,860.4	25.1	73.4%	2,536.0
Depreciation and amortization	532.7	537.4	4.6	72.0%	746.0
Loss on disposal of property, plant and equipment	26.3	35.5	9.2	60.1%	59.0
Communication Network Charges	280.2	270.7	(9.5)	75.4%	359.0
Taxes and public dues	27.7	27.4	(0.3)	76.1%	36.0
Operating Income	693.5	676.9	(16.6)	83.6%	810.0
Non-Operating Income (loss)	117.7	3.8	(113.9)	75.8%	5.0
Income before Tax	811.2	680.7	(130.5)	83.5%	815.0
Net Income	516.4	403.7	(112.7)	82.7%	488.0

Notes:	1.	Operating Revenues from Voice Transmission (excluding IP) of NTT Communications for the nine months ended Dec. 31, 2006 include revenues from telephone subscriber lines (194.3 billion yen). Operating Revenues from IP services include revenues from OCN (106.1 billion yen), IP-VPN (50.7 billion yen) and e-VLAN (37.5 billion yen). Operating Revenues from Data Transmission Services (excluding IP) include Frame Relay / Cell Relay (13.0 billion yen) and Operating Revenues from Leased Circuit include revenues from conventional leased circuits (7.4 billion yen) and high-speed digital (39.1 billion yen).

	2.	Depreciation and Amortization of NTT DoCoMo includes the amount of Impairment Loss for assets of the PHS business, which was described as “impairment loss” independently.

	3.	NTT DATA has revised certain items for the forecasts for the year ending March 31, 2007 from those announced in the interim results. The star mark (*) indicates the revised figures. The previously announced figures are shown in <brackets>.

5

5.	Average monthly revenue per unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per telephone user basis. In the case of our fixed line business, ARPU is calculated by dividing revenue items included in the operating revenues of our Regional Communications Business, that is, telephone subscriber lines, INS-NET and B FLET’s, by the No. of active subscribers to the relevant services.

In the case of our cellular business, ARPU is calculated by dividing revenue items included in the operating revenues from our Mobile Communications Business, such as revenues from Cellular (mova) services and revenues from Cellular (FOMA) services, which are incurred consistently each month (i.e., monthly charges and voice/packet transmission charges), by the No. of active subscribers to the relevant services (the calculation of these figures excludes revenues that are not representative of monthly average usage such as equipment sales and activation fees).

We believe that our ARPU figures calculated in this way provide useful information regarding the monthly average usage of our subscribers and the impact of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our financial results comprising our U.S. GAAP results of operations.

	(Yen)
	1st Quarter Ended Jun. 30, 2006 (From Apr. to Jun., 2006)	2nd Quarter Ended Sept. 30, 2006 (From Jul. to Sept., 2006)	3rd Quarter Ended Dec. 31, 2006 (From Oct. to Dec., 2006)	Nine months Ended Dec. 31, 2005 (From Apr. to Dec., 2005)	Nine months Ended Dec. 31, 2006 (From Apr. to Dec., 2006)	Year Ended Mar. 31, 2006	Year Ending Mar. 31, 2007 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line +INS-NET Subscriber Line)	3,180	3,180	3,190	3,200	3,180	3,190	3,160
Telephone Subscriber Lines ARPU	2,770	2,770	2,780	2,780	2,770	2,780	2,750
INS-NET Subscriber Lines ARPU	5,480	5,480	5,510	5,550	5,490	5,530	5,470
B FLET’S ARPU	4,780	5,010	5,140	4,640	4,990	4,650	4,950
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line +INS-NET Subscriber Line)	3,020	3,030	3,030	3,050	3,030	3,050	3,020
Telephone Subscriber Lines ARPU	2,660	2,670	2,670	2,680	2,670	2,680	2,660
INS-NET Subscriber Lines ARPU	5,330	5,320	5,330	5,400	5,330	5,380	5,310
B FLET’S ARPU	4,900	5,060	5,190	4,910	5,060	4,890	5,130
NTT DoCoMo
Cellular Aggregate ARPU (FOMA+mova)	6,900	6,720	6,670	6,970	6,760	6,910	6,670
Voice ARPU (FOMA+mova)	4,930	4,740	4,660	5,110	4,780	5,030	4,700
Packet ARPU (FOMA+mova)	1,970	1,980	2,010	1,860	1,980	1,880	1,970
i-mode ARPU (FOMA+ mova)*	1,950	1,960	1,990	1,850	1,970	1,870	1,950
ARPU generated purely from i-mode (FOMA+mova)	2,120	2,140	2,160	2,020	2,140	2,040	2,120
Cellular Aggregate ARPU (FOMA)	8,300	7,970	7,780	8,900	8,000	8,700	7,810
Voice ARPU (FOMA)	5,420	5,180	5,030	5,850	5,200	5,680	5,080
Packet ARPU (FOMA)	2,880	2,790	2,750	3,050	2,800	3,020	2,730
i-mode ARPU (FOMA)*	2,840	2,760	2,720	3,020	2,770	2,980	2,690
ARPU generated purely from i-mode (FOMA)	2,910	2,840	2,800	3,070	2,850	3,040	2,770
Cellular Aggregate ARPU (mova)	5,540	5,240	5,070	6,090	5,300	5,970	5,200
Voice ARPU (mova)	4,460	4,220	4,130	4,770	4,280	4,680	4,220
i-mode ARPU (mova)	1,080	1,020	940	1,320	1,020	1,290	980
ARPU generated purely from i-mode (mova)	1,260	1,190	1,110	1,490	1,190	1,460	1,150

*	Partial listing only.

Notes:	1.	We separately compute the following 4 categories of ARPU for the fixed line business conducted by each of NTT East and NTT West, using the following measures.

•     Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenue from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from FLET’S ADSL and FLET’S ISDN, which are included in operating revenues from IP Services.

• Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from FLET’S ADSL.

• INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for INS-NET Subscriber Lines and revenues from FLET’S ISDN.

•     B FLET’S ARPU: Calculated based on revenues from B FLET’S and revenues from monthly charges, call charges and connection device charges for Hikari Phone, both of which are included in operating revenues from IP Services.

• B FLET’S includes FLET’S Hikari Premium provided by NTT West.

	2.	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines +INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and B FLET’s ARPU.

	3.	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines +INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, No. of subscribers is determined using the No. of lines for each service.

	4.	In terms of No. of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	5.	For purposes of calculating B FLET’s ARPU, No. of subscribers is determined based on the No. of B FLET’s subscribers, including FLET’S Hikari Premium provided by NTT West.

	6.	We compute ARPU for our cellular business using 3 aggregate measures.

	•	Cellular Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova).

–       Our Voice ARPU (FOMA+mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, attributable to our third generation FOMA and conventional mova services, and our Packet ARPU (FOMA+mova) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, attributable to our third generation FOMA services and based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, attributable to our conventional mova services. We also separately compute i-mode ARPU (FOMA+mova), as a subcomponent of Packet ARPU (FOMA+mova). i-mode ARPU (FOMA+mova) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA and mova services.

	•	Cellular Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA).

–       Our Voice ARPU (FOMA) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our Packet ARPU (FOMA) is based on operating revenues related to packet communication services, such as monthly charges and packet transmission charges, in each case attributable to our third generation FOMA services. We also separately compute i-mode ARPU (FOMA), as a subcomponent of Packet ARPU (FOMA). i-mode ARPU (FOMA) is based on operating revenues from monthly charges and packet transmission charges attributable to our i-mode-related FOMA services.

	•	Cellular Aggregate ARPU (mova) = Cellular Voice ARPU (mova) + i-mode ARPU (mova).

–       Our Voice ARPU (mova) is based on operating revenues related to voice services, such as monthly charges and voice transmission charges, and our i-mode ARPU (mova) is based on operating revenues related to i-mode services, such as monthly charges and packet transmission charges, in each case attributable to our conventional mova services.

	7.	We show ARPU for our i-mode using two aggregate measures.

– i-mode ARPU is based on the No. of all subscribers who have active cellular phones, regardless of whether the i-mode service is activated.

– ARPU generated purely from i-mode is based on the No. of active subscribers to the i-mode service only.

	8.	Communications module service subscribers and the revenues therefrom are not included in the calculations of cellular ARPU.

	9.	No. of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

– 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

– 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

– 3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.

– Nine Months Results: Sum of No. of active subscribers** for each month from Apr. to Dec.

– FY Results : Sum of No. of active subscribers** for each month from Apr. to Mar.

–       FY Forecast : Sum of the actual No. of active subscribers** for each month from Apr. to Sept. and the average expected active No. of subscribers during the second half of the fiscal year ((No. of subscribers at end of Sept. + No. of expected subscribers at end of the following Mar.)/2)x6

	10.	No. of active subscribers used in the ARPU calculation of NTT DoCoMo are as below.

– 1Q Results: Sum of No. of active subscribers**(as defined below) for each month from Apr. to Jun.

– 2Q Results: Sum of No. of active subscribers** for each month from Jul. to Sept.

– 3Q Results: Sum of No. of active subscribers** for each month from Oct. to Dec.

– Nine Months Results: Sum of No. of active subscribers** for each month from Apr. to Dec.

– FY Results/FY Forecast : Sum of No. of active subscribers** for each month from Apr. to Mar.

**active subscribers = (No. of subscribers at end of previous month + No. of expected subscribers at end of the current month)/2

	11.	Forecasts for the year ending March 31, 2007 have never been changed from those announced in the interim results.

6. Interest-Bearing Liabilities (Consolidated)
	(Billions of yen)
	As of Mar. 31, 2006	As of Dec. 31, 2006	As of Mar. 31, 2007 (Forecast)
Interest-Bearing Liabilities	5,296.2	4,968.8	5,020.0

Note: Forecasts for the year ending March 31, 2007 have never been changed from those announced in the interim results.

7. Indices (Consolidated)

	Year Ended Mar. 31, 2006	Nine Months Ended Dec. 31, 2006	Year Ending Mar. 31, 2007 (Forecast)

Operating Income	1,190.7 billion yen	966.7 billion yen	1,200.0 billion yen
EBITDA Margin	32.1%	33.0%	31.8%
Operating FCF	1,250.7 billion yen	1,022.2 billion yen	1,245.0 billion yen
ROCE	5.8%	— %	5.8%

___________

Note :	1	Forecasts for the year ending March 31, 2007 have never been changed from those announced in the interim results.

	2	The reconciliation of Indices is as follows.

	Year Ended Mar. 31, 2006	Nine Months Ended Dec. 31, 2006	Year Ending Mar. 31, 2007 (Forecast)
EBITDA Margin [(c/d)X100]	32.1%	33.0%	31.8%
a Operating Income	1,190.7 billion yen	966.7 billion yen	1,200.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,251.9 billion yen	1,649.0 billion yen	2,235.0 billion yen
c EBITDA (a+b)	3,442.6 billion yen	2,615.7 billion yen	3,435.0 billion yen
d Operating Revenues	10,741.1 billion yen	7,930.1 billion yen	10,800.0 billion yen
Operating FCF [(c-d)]	1,250.7 billion yen	1,022.2 billion yen	1,245.0 billion yen
a Operating Income	1,190.7 billion yen	966.7 billion yen	1,200.0 billion yen
b Depreciation, Amortization, and Loss on disposal of property, plant and equipment	2,251.9 billion yen	1,649.0 billion yen	2,235.0 billion yen
c EBITDA (a+b)	3,442.6 billion yen	2,615.7 billion yen	3,435.0 billion yen
d Capital Investment	2,191.9 billion yen	1,593.5 billion yen	2,190.0 billion yen
ROCE [(b/c)X100]	5.8%	—	5.8%
a Operating Income	1,190.7 billion yen	—	1,200.0 billion yen
(NormalStatutory Tax Rate)	41%	—	41%
b Operating Income X(1-Normal Statutory Tax Rate)	703.6 billion yen	—	708.0 billion yen
c Operating Capital Employed	12,185.1 billion yen	—	12,139.4 billion yen

Note:	Figures for consolidated capital investment are the accrual-based amounts required for acquisition of fixed assets and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Acquisition of intangible and other assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(Billions of yen)
	Year Ended Mar. 31, 2006	Nine Months Ended Dec. 31, 2006
NTT Consolidated Capital Investment	2,191.9	1,593.5
Payments for property, plant and equipment	1,696.3	1,276.8
Acquisition of intangible and other assets	463.3	343.4
Other differences	32.3	(26.7)